     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2002.



                                       REGISTRATION NOS. 333-73544 AND 811-10585

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. 1                       [X]
                      POST-EFFECTIVE AMENDMENT NO. ------                    [ ]
                                      AND

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 1                              [X]


                            ------------------------

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                                 7 ROSZEL ROAD
                          PRINCETON, NEW JERSEY 08540
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (609) 627-3700
                            ------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:     COPY TO:
BARRY G. SKOLNICK, ESQ.                    STEPHEN E. ROTH, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL  SUTHERLAND ASBILL & BRENNAN LLP
MERRILL LYNCH LIFE INSURANCE COMPANY       1275 PENNSYLVANIA AVENUE, N.W.
7 ROSZEL ROAD                              WASHINGTON, D.C. 20004-2415
PRINCETON, NEW JERSEY 08540

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
   Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

                    EXHIBIT INDEX CAN BE FOUND ON PAGE C-11
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--------------------------------------------------------------------------------

PROSPECTUS


JUNE   , 2002

     Merrill Lynch Life Variable Annuity Separate Account C (the "Account")

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                                   issued by
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                    HOME OFFICE: Little Rock, Arkansas 72201

                         SERVICE CENTER: P.O. Box 44222
                        Jacksonville, Florida 32231-4222
                           4804 Deer Lake Drive East
                          Jacksonville, Florida 32246
                             PHONE: (800) 535-5549

                                offered through
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


This Prospectus gives you information you need to know before you invest. Keep it for future reference. Address all communications concerning the Contract to our Service Center at the address above.


The variable annuity contract described here provides a variety of investment features. It also provides options for income protection later in life.


It is important that you understand how the Contract works, and its benefits, costs, and risks. First, some basics.


                              WHAT IS AN ANNUITY?

An annuity provides for the systematic liquidation of a sum of money at the annuity date through a variety of annuity options. Each annuity option has different protection features intended to cover different kinds of income needs. Many of these annuity options provide income streams that can't be outlived.

                          WHAT IS A VARIABLE ANNUITY?

A variable annuity bases its benefits on the performance of underlying investments. These investments may typically include stocks, bonds, and money market instruments. The annuity described here is a variable annuity.

                WHAT ARE THE RISKS IN OWNING A VARIABLE ANNUITY?

A variable annuity does not guarantee the performance of the underlying investments. The performance can go up or down. It can even decrease the value of money you've put in. You bear all of this risk. You could lose all or part of the money you've put in.

                          HOW DOES THIS ANNUITY WORK?

We put your premium payments as you direct into one or more subaccounts of the Account. In turn, we invest each subaccount's assets in corresponding portfolios ("Funds") of the following:

-  MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

     -  Domestic Money Market V.I. Fund


-  MLIG VARIABLE INSURANCE TRUST


     -  Roszel/Lord Abbett Large Cap Value Portfolio


     -  Roszel/Levin Large Cap Value Portfolio


     -  Roszel/MLIM Relative Value Portfolio


     -  Roszel/Sound Large Cap Core Portfolio


     -  Roszel/INVESCO-NAM Large Cap Core Portfolio


     -  Roszel/Nicholas-Applegate Large Cap Growth Portfolio


     -  Roszel/Rittenhouse Large Cap Growth Portfolio


     -  Roszel/Seneca Large Cap Growth Portfolio


     -  Roszel/Valenzuela Mid Cap Value Portfolio


     -  Roszel/Seneca Mid Cap Growth Portfolio


     -  Roszel/NWQ Small Cap Value Portfolio


     -  Roszel/Neuberger Berman Small Cap Growth Portfolio


     -  Roszel/Lazard International Portfolio


     -  Roszel/Credit Suisse International Portfolio


     -  Roszel/Lord Abbett Government Securities Portfolio


     -  Roszel/MLIM Fixed-Income Portfolio


The value of your Contract at any point in time up to the annuity date is called your contract value. Before the annuity date, you are generally free to direct your contract value among the subaccounts as you wish. You may also withdraw all or part of your contract value provided the remaining contract value after withdrawal is at least $5,000. If you die before the annuity date, we pay a death benefit to your beneficiary.

We've designed this annuity as a long-term investment. Any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age
59 1/2 may also be subject to a 10% federal penalty tax. FOR THESE REASONS, YOU NEED TO CONSIDER YOUR CURRENT AND SHORT-TERM INCOME NEEDS CAREFULLY BEFORE YOU DECIDE TO BUY THE CONTRACT.

                          WHAT DOES THIS ANNUITY COST?


THIS ANNUITY DOES NOT IMPOSE ANY SALES CHARGES -- ON EITHER PURCHASES OR WITHDRAWALS. However, we impose a number of other charges, including an asset-based insurance charge. We provide more details on this charge, as well as a description of all other charges, later in the Prospectus.

                            ------------------------


This Prospectus contains information about the Contract and the Account that you should know before you invest. A Statement of Additional Information contains more information about the Contract and the Account. We have filed the Statement
of Additional Information, dated             , 2002, with the Securities and
Exchange Commission. We incorporate this Statement of Additional Information by reference. If you want to obtain this Statement of Additional Information, simply call or write us at the phone number or address noted above. There is no charge to obtain it. The Table of Contents for this Statement of Additional Information is found on page 44 of this Prospectus.



The Securities and Exchange Commission maintains a web site that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

CURRENT PROSPECTUSES FOR THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC. AND MLIG VARIABLE INSURANCE TRUST MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
DEFINITIONS.................................................     7
CAPSULE SUMMARY OF THE CONTRACT.............................     7
FEE TABLE...................................................    12
YIELDS AND TOTAL RETURNS....................................    14
MERRILL LYNCH LIFE INSURANCE COMPANY........................    15
THE ACCOUNT.................................................    15
  Segregation of Account Assets.............................    16
  Number of Subaccounts; Subaccount Investments.............    16
INVESTMENTS OF THE ACCOUNT..................................    16
  General Information and Investment Risks..................    16
  Merrill Lynch Variable Series Funds, Inc..................    17
     Domestic Money Market V.I. Fund........................    17
  MLIG Variable Insurance Trust.............................    17
     Roszel/Lord Abbett Large Cap Value Portfolio...........    17
     Roszel/Levin Large Cap Value Portfolio.................    18
     Roszel/MLIM Relative Value Portfolio...................    18
     Roszel/Sound Large Cap Core Portfolio..................    18
     Roszel/INVESCO-NAM Large Cap Core Portfolio............    18
     Roszel/Nicholas-Applegate Large Cap Growth Portfolio...    18
     Roszel/Rittenhouse Large Cap Growth Portfolio..........    18
     Roszel/Seneca Large Cap Growth Portfolio...............    19
     Roszel/Valenzuela Mid Cap Value Portfolio..............    19
     Roszel/Seneca Mid Cap Growth Portfolio.................    19
     Roszel/NWQ Small Cap Value Portfolio...................    19
     Roszel/Neuberger Berman Small Cap Growth Portfolio.....    19
     Roszel/Lazard International Portfolio..................    19
     Roszel/Credit Suisse International Portfolio...........    19
     Roszel/Lord Abbett Government Securities Portfolio.....    20
     Roszel/MLIM Fixed-Income Portfolio.....................    20
  Purchases and Redemptions of Fund Shares; Reinvestment....    20
  Material Conflicts, Substitution of Investments and
     Changes to the Account.................................    20
CHARGES, DEDUCTIONS AND CREDITS.............................    21
  Asset-Based Insurance Charge..............................    21
  Additional Death Benefit Charge...........................    21
  Contract Fee..............................................    21
  Other Charges.............................................    22
     Transfer Charges.......................................    22
     Tax Charges............................................    22
     Fund Expenses..........................................    22
     Premium Taxes..........................................    22
  Contract Value Credit.....................................    22
FEATURES AND BENEFITS OF THE CONTRACT.......................    23
  Ownership of The Contract.................................    23
  Issuing the Contract......................................    23
     Issue Age..............................................    23
     Information We Need To Issue The Contract..............    24
     Ten Day Right to Review................................    24

                                                              PAGE
                                                              ----
  Premiums..................................................    24
     Minimum and Maximum Premiums...........................    24
     How to Make Payments...................................    24
     Automatic Investment Feature...........................    24
     Premium Investments....................................    25
  Accumulation Units........................................    25
  How Are My Contract Transactions Priced?..................    25
  How Do We Determine The Number of Units?..................    26
ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS...........    26
  Death of Annuitant Prior to Annuity Date..................    26
  Transfers Among Subaccounts...............................    26
  Dollar Cost Averaging Program.............................    27
     What Is It?............................................    27
     Participating in the DCA Program.......................    27
     Minimum Amounts........................................    27
     When Do We Make DCA Transfers?.........................    28
  Rebalancing Program.......................................    28
  Withdrawals and Surrenders................................    28
     When and How Withdrawals are Made......................    28
     Minimum Amounts........................................    29
     Systematic Withdrawal Program..........................    29
     Surrenders.............................................    29
  Payments to Contract Owners...............................    29
  Contract Changes..........................................    30
  Death Benefit.............................................    30
     General................................................    30
     Death Benefit Options..................................    30
     Calculation of Death Benefit...........................    31
     Maximum Anniversary Value GMDB.........................    31
     Premiums Compounded at 5% GMDB.........................    32
     Estate Enhancer Benefit................................    32
     Return of Premium GMDB.................................    33
  Spousal Continuation......................................    33
  Annuity Payments..........................................    34
  Annuity Options...........................................    34
     How We Determine Present Value of Future Guaranteed
      Annuity Payments......................................    35
     Payments of a Fixed Amount.............................    35
     Payments for a Fixed Period............................    35
     Life Annuity...........................................    35
     Life Annuity With Payments Guaranteed for 5, 10, 15, or
      20 Years..............................................    35
     Life Annuity With Guaranteed Return of Contract
      Value.................................................    35
     Joint and Survivor Life Annuity........................    36
     Joint and Survivor Life Annuity with Payments
      Guaranteed for 5, 10, 15, or 20 Years.................    36
     Individual Retirement Account Annuity..................    36
  Gender-Based Annuity Purchase Rates.......................    36
FEDERAL INCOME TAXES........................................    36
  Federal Income Taxes......................................    36
  Tax Status of the Contract................................    37
     Diversification Requirements...........................    37
     Owner Control..........................................    37
     Required Distributions.................................    37

                                                              PAGE
                                                              ----
  Taxation of Annuities.....................................    37
     In General.............................................    37
     Withdrawals and Surrenders.............................    38
     Annuity Payments.......................................    38
     Taxation of Death Benefit Proceeds.....................    38
  Penalty Tax on Some Withdrawals...........................    38
  Transfers, Assignments, or Exchanges of a Contract........    39
  Withholding...............................................    39
  Multiple Contracts........................................    39
  Possible Changes In Taxation..............................    39
  Possible Charge For Our Taxes.............................    39
  Foreign Tax Credits.......................................    39
  Individual Retirement Annuities...........................    39
     Traditional IRAs.......................................    39
     Roth IRAs..............................................    40
     Other Tax Issues For IRAs and Roth IRAs................    40
  Tax Sheltered Annuities...................................    40
OTHER INFORMATION...........................................    41
  Notices and Elections.....................................    41
  Voting Rights.............................................    41
  Reports to Contract Owners................................    41
  Selling the Contract......................................    42
  State Regulation..........................................    42
  Legal Proceedings.........................................    43
  Experts...................................................    43
  Legal Matters.............................................    43
  Registration Statements...................................    43
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................    44
APPENDIX A Maximum Anniversary Value Example................   A-1
APPENDIX B Premiums Compounded at 5% Example................   B-1
APPENDIX C Estate Enhancer Benefit Example..................   C-1

                                  DEFINITIONS

accumulation unit: A unit of measure used to compute the value of your interest in a subaccount prior to the annuity date.

annuitant: Annuity payments may depend upon the continuation of a person's life. That person is called the annuitant.


annuity date: The date on which annuity payments begin.


attained age: The age of a person on the contract date plus the number of full contract years since the contract date.

beneficiary(s): The person(s) designated by you to receive payment upon the death of an owner prior to the annuity date.

contract anniversary: The yearly anniversary of the contract date.

contract date: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

contract value: The value of your interest in the Account.

contract year: The period from the contract date to the first contract anniversary, and thereafter, the period from one contract anniversary to the next contract anniversary.

Individual Retirement Account or Annuity ("IRA"): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code ("IRC").

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next.


nonqualified contract: A Contract issued in connection with a retirement arrangement other than a qualified arrangement described in the IRC.


qualified contract: A Contract issued in connection with a retirement arrangement described under Section 401, 403(b), 408, or 408A of the IRC.

tax sheltered annuity: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

valuation period: The interval from one determination of the net asset value of a subaccount to the next. Net asset values are determined as of the close of business on each day the New York Stock Exchange is open.

                        CAPSULE SUMMARY OF THE CONTRACT

This capsule summary provides a brief overview of the Contract. More detailed information about the Contract can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.


Contracts issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract or any endorsements, contact our Service Center.



The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). Federal law limits maximum annual contributions to IRAs and Roth IRAs. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.


The tax advantages typically provided by a variable annuity are already available with tax-qualified plans, including IRAs and Roth IRAs. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (such as the annuity income benefits), before you purchase the Contract in a tax-qualified plan.


We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. These other contracts also have different charges that would affect your subaccount performance and contract values. To obtain more information about these other contracts, contact our Service Center or your Financial Advisor.


It may not be to your advantage to own multiple contracts issued by us or an affiliate because only contract value under this Contract is eligible to receive Contract Value Credits if the contract value is $250,000 or greater (see "Contract Value Credit").


For information concerning compensation paid for the sale of Contracts, see "Selling the Contract."

PREMIUMS

Generally, before the annuity date you can pay premiums as often as you like. The minimum initial premium is $75,000. Subsequent premiums generally must be $50 or more. The maximum premium that will be accepted without Company approval is $1,000,000. Under an automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see "Automatic Investment Feature".

THE ACCOUNT


As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. For the first 14 days following the contract date, we put all premiums into the Domestic Money Market V.I. Subaccount. After the 14 days, we'll put the money into the subaccounts you've selected. In Pennsylvania, however, we won't wait 14 days. Instead, we'll invest your premium immediately in the subaccounts you've selected. Currently, you may allocate premiums or contract value among the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

THE FUNDS AVAILABLE FOR INVESTMENT

- FUNDS OF MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

     - Domestic Money Market V.I. Fund



-FUNDS OF MLIG VARIABLE INSURANCE TRUST


     - Roszel/Lord Abbett Large Cap Value Portfolio


     - Roszel/Levin Large Cap Value Portfolio


     - Roszel/MLIM Relative Value Portfolio


     - Roszel/Sound Large Cap Core Portfolio


     - Roszel/INVESCO-NAM Large Cap Core Portfolio


     - Roszel/Nicholas-Applegate Large Cap Growth Portfolio


     - Roszel/Rittenhouse Large Cap Growth Portfolio



     - Roszel/Seneca Large Cap Growth Portfolio


     - Roszel/Valenzuela Mid Cap Value Portfolio


     - Roszel/Seneca Mid Cap Growth Portfolio


     - Roszel/NWQ Small Cap Value Portfolio


     - Roszel/Neuberger Berman Small Cap Growth Portfolio


     - Roszel/Lazard International Portfolio


     - Roszel/Credit Suisse International Portfolio


     - Roszel/Lord Abbett Government Securities Portfolio


     - Roszel/MLIM Fixed-Income Portfolio


If you want detailed information about the investment objectives of the Funds, see "Investments of the Account" and the prospectuses for the Funds.

FEES, CHARGES AND CREDITS

  ASSET-BASED INSURANCE CHARGE

We currently impose an asset-based insurance charge of 1.85% annually to cover certain risks. It will never exceed 1.85% annually.

The asset-based insurance charge compensates us for:


     - costs associated with the establishment, administration, and distribution of the Contract;


     - mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract; and

     - expense risks we assume to cover Contract maintenance expenses.

We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. This charge ends on the annuity date.

  ADDITIONAL DEATH BENEFIT CHARGE


If the Estate Enhancer death benefit is available to you and you choose to combine it with either the Maximum Anniversary Value or Premiums Compounded at 5% guaranteed minimum death benefits (see "Death Benefit Options"), you will pay an additional annual charge. This charge equals 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. A pro rata amount of this charge is collected upon termination of the rider or the Contract. We won't deduct this charge after the annuity date.


  CONTRACT FEE


We impose a $50 contract fee at the end of each contract year and upon a full withdrawal to reimburse us for expenses related to maintenance of the Contract only if the greater of contract value, or premiums less withdrawals, is less than $75,000. Accordingly, if your withdrawals have not decreased your investment in the Contract below $75,000, we will not impose this annual fee. We may also waive this fee in certain circumstances where you own more than three Contracts. This fee ends after the annuity date.

  PREMIUM TAXES

On the annuity date, we deduct a charge for any premium taxes imposed by a state or local government. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 5%. In some jurisdictions, we deduct a charge for premium taxes from any withdrawal, surrender, or death benefit payment.

  FUND EXPENSES


You will bear the costs of advisory fees and operating expenses deducted from Fund assets.


  CONTRACT VALUE CREDIT


If on the last business day of each month and upon termination of the Contract your contract value is $250,000 or greater, we determine the amount of your Contract Value Credit. We will add the sum of the Contract Value Credits determined for each month within a calendar quarter (and termination period) to your contract value on the last business day of each calendar quarter (and upon termination of the Contract). The amount of Contract Value Credits, how they are determined, and the circumstances under which they may be credited are described under "Contract Value Credit".



You can find detailed information about all fees and charges imposed on the Contract under "Charges, Deductions and Credits".


TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts, but we may charge $25 per extra transfer. (See "Transfers".)

Two specialized transfer programs are available under the Contract. You cannot use more than one such program at a time.


     - We offer a Dollar Cost Averaging Program where money you've put in a designated subaccount is systematically transferred monthly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in Fund share prices over time. (See "Dollar Cost Averaging Program".) (There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss.)



     - You may choose to participate in a Rebalancing Program where we automatically reallocate your contract value quarterly, semi-annually, or annually in each calendar year in order to maintain a particular percentage allocation among the subaccounts that you select. (See "Rebalancing Program".)


WITHDRAWALS


You can withdraw money from the Contract at any time during the contract year. Additionally, under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. For more information, see "Systematic Withdrawal Program".



A withdrawal may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2. Withdrawals from tax sheltered annuities are restricted (see "Federal Income Taxes").


DEATH BENEFIT


Regardless of investment performance, this Contract provides a guaranteed minimum death benefit ("GMDB") if you die before the annuity date.

The death benefit equals the greater of the applicable GMDB or the contract value. Any Estate Enhancer benefit is added to the death benefit.



At issue you must irrevocably choose one of the following three death benefit options:



     (1) Maximum Anniversary Value GMDB,



     (2) Premiums Compounded at 5% GMDB (not available in Washington), or



     (3) Estate Enhancer benefit with Return of Premium GMDB (not available in Illinois, Minnesota, or Washington; on qualified contracts; or if the contract owner, or the annuitant if the contract owner is a non-natural person, is age 76 or older).



For an additional annual charge, you can elect to add the Estate Enhancer benefit to either the Maximum Anniversary Value GMDB or the Premiums Compounded at 5% GMDB.



The Maximum Anniversary Value GMDB equals the greater of premiums less "adjusted" withdrawals or the Maximum Anniversary Value. The Maximum Anniversary Value equals the greatest anniversary value for the Contract. An anniversary value is calculated through the earlier of the owner's attained age 80 or date of death.



The Premiums Compounded at 5% GMDB equals premiums paid less "adjusted" withdrawals where both receive interest compounded daily to yield 5% annually. Interest compounds until the earliest of the contract owner's attained age 80, the last day of the twentieth contract year or the date of death.



The Estate Enhancer benefit pays, on the death of the owner, a benefit that provides proceeds that may be used to defray some or all of the expenses attributable to death benefit proceeds paid under the contract. The Estate Enhancer provides coverage in addition to the Contract's GMDB. Election of the Estate Enhancer benefit is subject to our approval in certain circumstances.



You can find more detailed information about the death benefit options, the limitations that apply, and how they are calculated under "Death Benefit".



The payment of a death benefit may have tax consequences (see "Federal Income Taxes").



ANNUITY PAYMENTS



Annuity payments begin on the annuity date, and payments will continue according to the annuity option selected. You can select an annuity date but that date cannot be earlier than the first Contract Anniversary nor later than the first day of the month following the annuitant's 95th birthday. If you do not select an annuity date, the annuity date for non-qualified Contracts is the first day of the month following the annuitant's 95th birthday. The annuity date for IRA or tax sheltered annuity Contracts is generally when the owner/annuitant reaches age 70 1/2. You may change the scheduled annuity date at any time before annuity payments begin.



Details about the annuity options available under the Contract can be found under "Annuity Options".


Annuity payments may have tax consequences (see "Federal Income Taxes").

TEN DAY REVIEW

When you receive the Contract, read it carefully to make sure it's what you want. Generally, within 10 days after you receive the Contract, you may return it for a refund. Some states allow a longer period of time to return the Contract. To get a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. For contracts issued in Pennsylvania, we'll refund the contract value as of the date you return the Contract.

REPLACEMENT OF CONTRACTS


Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract could be advantageous, given the Contract's features, benefits, and charges.



You should talk to your tax advisor to make sure that this purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.


                                   FEE TABLE


A... Contract Owner Transaction Expenses
     1. Sales Load Imposed on Premium............................  None
     2. Contingent Deferred Sales Charge.........................  None
     3. Transfer Fee.............................................   $25
          The first 12 transfers among subaccounts in a contract
          year are free. We currently do not, but may in the
          future, charge a $25 fee on all subsequent transfers.
     The Fee Table and Examples do not include charges to
     contract owners for premium taxes. Premium taxes may be
     applicable. Refer to the "Premium Taxes" section in this
     Prospectus for further details.
B.   Annual Contract Fee.........................................   $50
     The Contract Fee will be assessed at the end of each
     contract year and upon a full withdrawal only if the greater of contract value, or premiums less withdrawals, is less
     than $75,000.
C.   Separate Account Annual Expenses (as a percentage of
     contract value)
     Current and Maximum Asset-Based Insurance Charge+...........  1.85%
D.   Additional Death Benefit Charge.............................  0.25%
     An additional annual charge will be assessed when the Estate
     Enhancer benefit is combined with either the Maximum
     Anniversary Value GMDB or Premiums Compounded at 5% GMDB.
     The charge will be assessed at the end of each contract year based on the average of your contract values as of the end of each of the prior four contract quarters. We also impose a pro rata amount of this charge upon surrender,
     annuitization, death, or termination of the rider.

E.   Fund Expenses for the Year Ended December 31, 2001 (see
     "Notes to Fee Table") (as a percentage of each Fund's average net assets)++


---------------

+ If your contract value is $250,000 or greater on specified dates, a Contract Value Credit will be added to your contract value that effectively reduces the rate of this charge (see "Contract Value Credit"). This potential reduction is not reflected in the Fee Table.



++ Expenses for all of the available Funds, except for the Domestic Money Market V.I. Fund, are estimated.



                                      MERRILL LYNCH
                                         VARIABLE
                                    SERIES FUNDS, INC.
                                     (CLASS A SHARES)                 MLIG VARIABLE INSURANCE TRUST(a)
                                    ------------------   -----------------------------------------------------------
                                                         ROSZEL/LORD    ROSZEL/LEVIN                    ROSZEL/SOUND
                                         DOMESTIC        ABBETT LARGE    LARGE CAP      ROSZEL/MLIM      LARGE CAP
                                          MONEY           CAP VALUE        VALUE       RELATIVE VALUE       CORE
         ANNUAL EXPENSES             MARKET V.I. FUND     PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO
         ---------------            ------------------   ------------   ------------   --------------   ------------
Investment Advisory Fees..........        0.50%             0.80%          0.80%           0.80%           0.80%
Other Expenses....................        0.07%             0.97%          0.97%           0.97%           0.97%
                                          -----             -----          -----           -----           -----
Total Annual Operating Expenses...        0.57%             1.77%          1.77%           1.77%           1.77%
Expense
Reimbursements....................        0.00%             0.67%          0.67%           0.67%           0.67%
                                          -----             -----          -----           -----           -----
Net Expenses......................        0.57%             1.10%          1.10%           1.10%           1.10%



                                                                  MLIG VARIABLE INSURANCE TRUST(a)
                                    ---------------------------------------------------------------------------------------------
                                                 ROSZEL/
                                     ROSZEL/    NICHOLAS-     ROSZEL/                      ROSZEL/
                                    INVESCO-    APPLEGATE   RITTENHOUSE   ROSZEL/SENECA   VALENZUELA   ROSZEL/SENECA   ROSZEL/NWQ
                                    NAM LARGE   LARGE CAP    LARGE CAP      LARGE CAP      MID CAP        MID CAP      SMALL CAP
                                    CAP CORE     GROWTH       GROWTH         GROWTH         VALUE         GROWTH         VALUE
         ANNUAL EXPENSES            PORTFOLIO   PORTFOLIO    PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
         ---------------            ---------   ---------   -----------   -------------   ----------   -------------   ----------
Investment Advisory Fees..........    0.80%       0.80%        0.80%          0.80%         0.80%          0.80%         0.85%
Other Expenses....................    0.97%       0.97%        0.97%          0.97%         0.97%          0.97%         0.97%
                                      -----       -----        -----          -----         -----          -----         -----
Total Annual Operating Expenses...    1.77%       1.77%        1.77%          1.77%         1.77%          1.77%         1.82%
Expense
Reimbursements....................    0.67%       0.67%        0.67%          0.67%         0.67%          0.67%         0.67%
                                      -----       -----        -----          -----         -----          -----         -----
Net Expenses......................    1.10%       1.10%        1.10%          1.10%         1.10%          1.10%         1.15%



                                                       MLIG VARIABLE INSURANCE TRUST(a)
                                    ----------------------------------------------------------------------
                                     ROSZEL/
                                    NEUBERGER                                   ROSZEL/LORD
                                     BERMAN                     ROSZEL/CREDIT     ABBETT
                                    SMALL CAP   ROSZEL/LAZARD      SUISSE       GOVERNMENT    ROSZEL/MLIM
                                     GROWTH     INTERNATIONAL   INTERNATIONAL   SECURITIES    FIXED-INCOME
ANNUAL EXPENSES                     PORTFOLIO     PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO
---------------                     ---------   -------------   -------------   -----------   ------------
Investment Advisory Fees..........    0.95%         0.90%           0.85%          0.65%         0.70%
Other Expenses....................    0.97%         0.98%           0.98%          0.97%         0.97%
                                      -----         -----           -----          -----         -----
Total Annual Operating Expenses...    1.92%         1.88%           1.83%          1.62%         1.67%
Expense
Reimbursements....................    0.67%         0.68%           0.68%          0.67%         0.67%
                                      -----         -----           -----          -----         -----
Net Expenses......................    1.25%         1.20%           1.15%          0.95%         1.00%


EXAMPLES OF CHARGES

If you surrender or annuitize your Contract at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets:


                                                              1 YEAR   3 YEARS
                                                              ------   -------
SUBACCOUNT INVESTING IN:
ML Domestic Money Market V.I. Fund..........................   $28      $ 85
Roszel/Lord Abbett Large Cap Value Portfolio................    33       101
Roszel/Levin Large Cap Value Portfolio......................    33       101
Roszel/MLIM Relative Value Portfolio........................    33       101
Roszel/Sound Large Cap Core Portfolio.......................    33       101

                                                              1 YEAR   3 YEARS
                                                              ------   -------
Roszel/INVESCO-NAM Large Cap Core Portfolio.................    33       101
Roszel/Nicholas-Applegate Large Cap Growth Portfolio........    33       101
Roszel/Rittenhouse Large Cap Growth Portfolio...............    33       101
Roszel/Seneca Large Cap Growth Portfolio....................    33       101
Roszel/Valenzuela Mid Cap Value Portfolio...................    33       101
Roszel/Seneca Mid Cap Growth Portfolio......................    33       101
Roszel/NWQ Small Cap Value Portfolio........................    34       102
Roszel/Neuberger Berman Small Cap Growth Portfolio..........    35       105
Roszel/Lazard International Portfolio.......................   $34      $104
Roszel/Credit Suisse International Portfolio................    34       102
Roszel/Lord Abbett Government Securities Portfolio..........    32        96
Roszel/MLIM Fixed-Income Portfolio..........................    32        98


---------------
Because there is no contingent deferred sales charge, you would pay the same expenses whether you surrender your Contract at the end of the applicable time period or not, based on the same assumptions.
                            ------------------------


The preceding Fee Table and Examples help you understand the costs and expenses you will bear, directly or indirectly. The Fee Table and Examples include expenses and charges of the Account as well as the Funds. The Examples do not reflect the $50 contract fee because, based on our estimates of average contract size and withdrawals, its effect on the examples shown would be negligible. The examples assume that the Estate Enhancer benefit is elected with either the Maximum Anniversary Value GMDB or Premiums Compounded at 5% GMDB and reflect the annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. Premium taxes may also be applicable. See the CHARGES, DEDUCTIONS AND CREDITS section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.



THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.



NOTES TO FEE TABLE



(a) Roszel Advisors, LLC and MLIG Variable Insurance Trust have entered into an expense limitation agreement whereby Roszel Advisors agrees to reimburse each Portfolio to the extent total operating expenses (excluding interest, taxes, brokerage commissions, expenses in the form of fees paid to Trust service providers by brokers in connection with directed brokerage arrangements, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) exceed the following limits: 0.95% for Roszel/Lord Abbett Government Securities Portfolio; 1.00% for Roszel/ MLIM Fixed-Income Portfolio; 1.10% for Roszel/Lord Abbett Large Cap Value Portfolio, Roszel/ Levin Large Cap Value Portfolio, Roszel/MLIM Relative Value Portfolio, Roszel/Sound Large Cap Core Portfolio, Roszel/INVESCO-NAM Large Cap Core Portfolio, Roszel/Nicholas-Applegate Large Cap Growth Portfolio, Roszel/Rittenhouse Large Cap Growth Portfolio, Roszel/Seneca Large Cap Growth Portfolio, Roszel/Valenzuela Mid Cap Value Portfolio, Roszel/Seneca Mid Cap Growth Portfolio, and Roszel/Lord Abbett Bond Debenture Portfolio; 1.15% for Roszel/Lord Abbett Mid Cap Value Portfolio, Roszel/Seligman Mid Cap Growth Portfolio, Roszel/NWQ Small Cap Value Portfolio, Roszel/PIMCO Small Cap Value Portfolio, and Roszel/Credit Suisse International Portfolio; 1.20% for Roszel/Lazard International Portfolio; and 1.25% for Roszel/Neuberger Berman Small Cap Growth Portfolio and Roszel/JP Morgan Small Cap Growth Portfolio.

                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.


The yield of the Domestic Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.



The yield of a subaccount (besides the Domestic Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.


The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages exclude any deductions for premium taxes.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations. If we do, we'll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts.

Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Ranking services we may use as sources of performance comparison are Lipper, VARDS, CDA/Weisenberger, Morningstar, MICROPAL, and Investment Company Data, Inc.


Advertising and sales literature for the Contracts may also compare the performance of the subaccounts to the Dow Jones Indices, the Lehman Government Bond Index, the Morgan Stanley EAFE(R) Index, the

Russell 1000(R) Growth Index, the Russell 1000(R) Value Index, the Russell 2000 Index, the Russell 2000(R) Value Index, the Russell MidCap(R) Index, the Russell Mid Cap Value Index, the Standard & Poor's Index of 500 Common Stocks, and the S&P 600/BARRA Growth Index, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio. Other sources of performance comparison that we may use are Chase Investment Performance Digest, Money, Forbes, Fortune, Business Week, Financial Services Weekly, Kiplinger Personal Finance, Wall Street Journal, USA Today, Barrons, U.S. News & World Report, Strategic Insight, Donaghues, Investors Business Daily, and Ibbotson Associates.


Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

                      MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., a corporation whose common stock is traded on the New York Stock Exchange.

Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.

                                  THE ACCOUNT

The Merrill Lynch Life Variable Annuity Separate Account C (the "Account") offers through its subaccounts a variety of investment options. Each option has a different investment objective.


We established the Account on November 16, 2001. It is governed by Arkansas law, our state of domicile. The Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Account meets the definition of a separate account under the federal securities laws. The Account's assets are segregated from all of our other assets.


SEGREGATION OF ACCOUNT ASSETS

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. We own all of the assets in the Account. The Account's income, gains, and losses, whether or not realized, derived from Account assets are credited to or charged against the Account without regard to our other income, gains or losses. The assets in each Account will always be at least equal to the reserves and other liabilities of the Account. If the Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account. Under Arkansas insurance law the assets in the Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Account be charged with any liabilities of other separate accounts.

NUMBER OF SUBACCOUNTS; SUBACCOUNT INVESTMENTS


There are 17 subaccounts currently available through the Account. All subaccounts invest in a corresponding portfolio of the Merrill Lynch Variable Series Funds, Inc. or the MLIG Variable Insurance Trust. Additional subaccounts may be added or closed in the future.


Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, nevertheless, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain Funds available only through the Contract may have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of any similarly named Fund available through the Contract.


                           INVESTMENTS OF THE ACCOUNT

GENERAL INFORMATION AND INVESTMENT RISKS


Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds' prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.) to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these Funds may be offered in the future to certain pension or retirement plans.



The investment adviser or subadviser of a Fund (or their affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue. These percentages differ, and some advisers or subadvisers (or their affiliates) may pay more than others.



Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.


MERRILL LYNCH VARIABLE SERIES FUNDS, INC.


The Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Account Class A shares of the Domestic Money Market V.I. Fund.



Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Domestic Money Market V.I. Fund. MLIM is also the subadviser to the Roszel/MLIM Relative Value and Roszel/MLIM Fixed-Income Portfolios of MLIG Variable Insurance Trust. MLIM, together with its affiliates, Fund Asset Management, L.P., Merrill Lynch Asset Management U.K., Ltd., and Merrill Lynch Investment Managers International Ltd., (all of which may operate under the name, "Mercury Advisors"), is a worldwide mutual fund leader, and had a total of $567.9 billion in investment company and other portfolio assets under management as of the end of January 31, 2001. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM's principal business address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by the Fund for its services. MLIM and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by the Domestic Money Market V.I. Fund in a given year to 1.25% of its average net assets. A summary of the investment objective and strategy for the Domestic Money Market V.I. Fund is set forth below.



DOMESTIC MONEY MARKET V.I. FUND. This Fund seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. Although the Domestic Money Market V.I. Fund seeks to preserve capital, it is possible to lose money by investing in this Fund. During extended periods of low interest rates, the yields of the Domestic Money Market V.I. Subaccount also may be extremely low and possibly negative.



MLIG VARIABLE INSURANCE TRUST



MLIG Variable Insurance Trust ("MLIG Trust"), a Delaware business trust, is registered with the Securities and Exchange Commission as an open-end management investment company. The MLIG Trust is intended to serve as the investment medium for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of Merrill Lynch Life Insurance Company. It currently offers the account sixteen of its separate investment portfolios ("Portfolios").



Roszel Advisors, LLC ("Roszel Advisors") is the investment manager of MLIG Trust and each of the Portfolios. As investment manager, Roszel Advisors is responsible for overall management of the Trust and retains subadvisers ("advisers") to manage the assets of each Portfolio according to its investment objective and strategies. It is registered as an investment adviser under the Investment Advisers Act of 1940. Roszel Advisors is an indirect subsidiary of Merrill Lynch & Co., Inc. Roszel Advisors' principal business address is 7 Roszel Road, Princeton, New Jersey 08540. As the investment manager, it is paid fees by the Funds for its services. Roszel Advisors pays the subadvisory fees, not the Fund. A summary of the investment objective and strategy for each Fund is set forth below.



ROSZEL/LORD ABBETT LARGE CAP VALUE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities that the adviser believes are undervalued by the market. The adviser's approach is to invest in stocks and sectors that it believes the market systematically misprices. The adviser emphasizes quantitative analysis of companies and seeks to identify one or more catalysts that are likely to increase a company's earnings over the next several years. On the quantitative side, normalized earnings are a key factor in assessing a security's potential future value. The adviser uses macroeconomic and benchmark factors to manage risk and produce a highly favorable risk-adjusted return for the Portfolio.



ROSZEL/LEVIN LARGE CAP VALUE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities that the adviser believes are undervalued by the market. The adviser emphasizes fundamental analysis of companies and often acquires securities of two companies that are similar in many respects except that the adviser expects them to respond in different ways to particular industry or business changes or events. The adviser seeks to minimize performance volatility vis-a-vis the Russell 1000 Value Index, the Portfolio's performance benchmark. In this regard, avoiding "downside" risk is often as important to the adviser as pursuing "upside" potential.



ROSZEL/MLIM RELATIVE VALUE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in equity securities of large companies that the adviser believes are undervalued by the market. Among such securities, the Portfolio does not necessarily focus on large capitalization securities. The adviser uses a proprietary multi-factor screen to identify undervalued securities. Securities must meet or exceed a minimum qualifying score in order to be considered for further analysis. The adviser generally stays within sector limits to avoid overweighting or underweighting any sector by more than 50% in comparison with the S&P 500(R), the Portfolio's benchmark.



ROSZEL/SOUND LARGE CAP CORE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities that the adviser believes have a potential to earn a high return on capital and/or are undervalued by the market. The adviser uses a disciplined sector weighting approach by which it divides the securities in the S&P 500 Index, the Portfolio's performance benchmark, into ten sectors and adjusts the weightings of investments in these sectors such that they do not deviate more than 5% from the benchmark's weightings. The adviser then seeks certain securities within a sector that it believes offer better than average growth and earnings prospects. Within this 5% tolerance, the adviser may overweight or underweight investments in various sectors when it believes the sectors may outperform or underperform the benchmark.



ROSZEL/INVESCO-NAM LARGE CAP CORE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities that the adviser believes have a potential to earn a high return on capital and/or are undervalued by the market. The adviser's approach is to blend some characteristics of value investing style with those of a growth investing style in seeking stocks with market capitalizations greater than $2 billion. Under normal market conditions, "value" stocks and "growth" stocks each make up between 35% and 65% of the Portfolio's total assets. Using a quantitative approach, the adviser constructs the Portfolio using stocks having one or more of the following three characteristics: low share price-to-earnings ratios, high yields, or sustained high rates of earnings growth. Investments in each category comprise between 20% and 50% of the Portfolio.



ROSZEL/NICHOLAS-APPLEGATE LARGE CAP GROWTH PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities of companies that the adviser believes have a potential for high earnings growth rates. Generally such securities are those of well-established issuers with strong business franchises and favorable long-term growth prospects. The adviser's approach is to find companies that are experiencing positive change that is timely and sustainable. Following a comprehensive risk evaluation, the adviser constructs an investment portfolio from among the securities of such companies.



ROSZEL/RITTENHOUSE LARGE CAP GROWTH PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities of companies that the adviser believes have a potential for competitive earnings growth rates. Generally such securities are those of well-established companies with strong business franchises and favorable long-term growth prospects. The adviser's approach is to select companies with a minimum of $5 billion market capitalization. The adviser focuses on the quality of a company's earnings and seeks those with historically consistent earnings and sustainable long-term growth rates. The adviser's goal is to provide above-average risk-adjusted returns as compared with its benchmarks and avoiding "downside" risk is often as important to it as is pursuing "upside" potential.



ROSZEL/SENECA LARGE CAP GROWTH PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in large capitalization equity securities of companies that the adviser believes have a potential for high earnings growth rates. Generally such securities are those of well-established issuers with strong business franchises and favorable long-term growth prospects. The adviser focuses on companies with stable long-term growth or expected acceleration in earnings growth. To limit portfolio volatility, no more than 5% of the Portfolio's total assets is invested in the securities of any single issuer. The Portfolio may include mid capitalization securities from time to time and may invest in a wide variety of income-bearing securities.



ROSZEL/VALENZUELA MID CAP VALUE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in mid capitalization equity securities that the adviser believes are undervalued by the market. The adviser focuses on stock selection and valuation using both quantitative and qualitative analysis. The adviser's quantitative analysis uses financial data, mainly 3- to 5-year historical quarterly ratio analysis. Normally, the adviser follows about 180 issuers of mid capitalization securities using approximately 25 different financial ratios. The adviser's qualitative analysis of companies includes interviewing a company's management as well as its customers, competitors, and suppliers, about issues raised by the adviser's quantitative analysis. From this, the adviser compiles a purchase list with buy and sell target prices of about 100 stocks.



ROSZEL/SENECA MID CAP GROWTH PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in mid capitalization equity securities of companies that the adviser believes have a potential for high earnings growth rates. The Portfolio invests in securities and also may invest in a variety of income-bearing securities.

ROSZEL/NWQ SMALL CAP VALUE PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in small capitalization equity securities that the adviser believes are undervalued by the market. The adviser uses a value investing style that emphasizes qualitative factors over quantitative ones. Although the adviser uses traditional quantitative methods such as cash flow analysis to identify undervalued securities, it focuses on seeking stocks under temporary selling pressure of those of special situation companies such as turnaround candidates or companies expected to outperform their peers due to changes in the economic cycle. The adviser generally tries to maintain the Portfolio's dollar weighted median capitalization at or near that of its benchmark, the Russell 2000(R) Value Index.



ROSZEL/NEUBERGER BERMAN SMALL CAP GROWTH PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in small capitalization equity securities of companies that the adviser believes have a potential for high earnings growth rates. The adviser uses a growth investing style looking for companies that are in the developmental stage as well as better-established companies that appear poised to grow because of new products, markets or management. Factors used in identifying these companies include financial strength, a strong position relative to competitors and a stock price that is reasonable in light of its growth rate. The adviser identifies companies with projected annual earnings and revenue growth rates of at least 15% over the next three years.



ROSZEL/LAZARD INTERNATIONAL PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in equity securities of foreign issuers that the adviser believes are undervalued by the market. The adviser uses a relative value investing style to seek financially productive securities that are undervalued relative to their respective industries and peers based on their earnings, cash flow or asset values. The adviser invests in securities of relatively large established foreign issuers located in economically developed countries.



ROSZEL/CREDIT SUISSE INTERNATIONAL PORTFOLIO. The Portfolio seeks long-term capital appreciation. The Portfolio pursues its investment objective by investing primarily in equity securities of foreign issuers that the adviser believes have a potential for strong earnings growth rates. The adviser uses a style that combines favorable growth prospects with attractive valuations, or a "growth at a reasonable price" strategy. The adviser invests in securities of a wide variety of well established foreign issuers, including depository receipts.



ROSZEL/LORD ABBETT GOVERNMENT SECURITIES PORTFOLIO. The Portfolio seeks as high a level of income as is consistent with investment in Government securities. The Portfolio invests primarily in Government securities and generally maintains an average portfolio duration of three to eight years. The Portfolio seeks to maintain a relatively stable level of income and to limit share price volatility. The adviser seeks to manage the duration of portfolio investments to achieve an optimal balance of yield and corresponding interest rate risk. Similarly, the adviser often seeks higher yields from investments in mortgage-related Government securities when it can do so without taking on excessive prepayment/extensive risk. In this regard, mortgage-related Government securities may make up a substantial portion of the Portfolio's assets.



ROSZEL/MLIM FIXED-INCOME PORTFOLIO. The Portfolio seeks as high a level of income as is consistent with investment in high-grade income-bearing securities. To generate relatively stable income and to limit share price volatility, the Portfolio invests primarily in high-grade income-bearing securities and maintains an average portfolio duration of four to six years. It generally maintains an average credit quality of A or better. The Portfolio invests in a wide variety of income-bearing securities including mortgage-backed securities.



PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT


The Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Account are automatically reinvested at net asset value in additional shares of the Funds.

MATERIAL CONFLICTS, SUBSTITUTION OF INVESTMENTS AND CHANGES TO THE ACCOUNT

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would need the approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.

We may also add new subaccounts to the Account, eliminate subaccounts in the Account, deregister the Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                        CHARGES, DEDUCTIONS AND CREDITS


We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. We add the credit described below to your contract value in certain circumstances where we realize cost reductions and administrative efficiencies. This credit, if any, will effectively reduce the amount of the annual asset-based insurance charge we collect.


ASSET-BASED INSURANCE CHARGE

We currently impose an asset-based insurance charge on the Account that equals 1.85% annually. It will never exceed 1.85%.


We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments which won't change based on our actual mortality experience, and providing a GMDB under the Contract.



The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, and performing accounting, regulatory compliance, and reporting functions. Finally, this charge compensates us for costs associated with the establishment, administration and distribution of the Contract, including programs like transfers and Dollar Cost Averaging.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, administration and distribution, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit.


ADDITIONAL DEATH BENEFIT CHARGE


If you elect to combine the Estate Enhancer benefit, where available, with either the Maximum Anniversary Value GMDB or Premiums Compounded at 5% GMDB, you will pay an annual additional charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. We won't deduct this charge after the annuity date. We will impose a pro rata amount of this charge upon surrender, annuitization, death, or termination of the rider between contract anniversaries. We deduct this charge regardless of whether the Estate Enhancer benefit has any value.


CONTRACT FEE


We may charge a $50 contract fee each year. We will only impose this fee at the end of each contract year and upon termination if the greater of contract value, or premiums less withdrawals, is less than $75,000. Accordingly, if you have not made any withdrawals from your Contract (or your withdrawals have not decreased your investment in the Contract below $75,000), we will not impose this fee.


The contract fee reimburses us for additional expenses related to maintenance of certain Contracts with lower contract values. We do not deduct the contract fee after the annuity date. The contract fee will never increase.

If the contract fee applies, we will deduct it as follows:

     - We deduct this fee from your contract value at the end of each contract year before the annuity date.


     - We deduct this fee from your contract value if you surrender the contract on any date other than at the end of each contract year.


     - We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.


Currently, a contract owner of more than three Contracts will be assessed no more than $150 in contract fees annually. We reserve the right to change this limit on contract fees at any time.


OTHER CHARGES

     TRANSFER CHARGES

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we may, but currently do not, charge you $25 for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program", "Rebalancing Program", and "Transfers".)

     TAX CHARGES

We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Account any taxes imposed on the Account's investment earnings. (See "Tax Status of the Contract".)

     FUND EXPENSES

In calculating net asset value, the Funds deduct advisory fees and operating expenses from assets. (See "Fee Table".) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

     PREMIUM TAXES

Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%. Although we pay these taxes when due, we won't deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner's state of residence, our status within that state, and the premium tax laws of that state.

CONTRACT VALUE CREDIT


We may add a Contract Value Credit to your contract value if your contract value reaches certain levels as shown below. The contract values of multiple contracts (including other contracts issued by us or an affiliate) cannot be added together to reach these levels. The amount, if any, is added on the last business day of each calendar quarter as the sum of Contract Value Credits determined for each month within that calendar quarter. Contract Value Credits, if any, will also be credited on a pro rata basis upon termination of the Contract due to full withdrawal, annuitization, or receipt of Due Proof of Death. Contract Value Credits are determined as follows:



     (a) Determine the Contract Value on the last business day of the month or date of Contract termination ("Calculation Date")



     (b)  Allocate the Contract Value among the tiers shown below


     (c) Multiply the amount in each tier by the corresponding annual credit percentage

     (d)  Sum the results of each tier


     (e) Multiply the number of days that the Contract was in force since the last Calculation Date (excluding the contract date)


     (f)  Divide by 365

                    CONTRACT VALUE TIER                       ANNUAL CREDIT PERCENTAGE
                    -------------------                       ------------------------
Less than $250,000..........................................           0.00%
Next $250,000...............................................           0.20%
Next $250,000...............................................           0.30%
Next $250,000...............................................           0.40%
Next $1,000,000.............................................           0.50%
Next $3,000,000.............................................           0.65%
Excess over $5,000,000......................................           0.75%


                     FEATURES AND BENEFITS OF THE CONTRACT


As we describe the contract, we will often use the word "you". In this context "you" means "contract owner".

OWNERSHIP OF THE CONTRACT

The contract owner is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by "non-natural persons" such as corporations or trusts. If you are a human being, you are considered a "natural person." You may designate a beneficiary. If you die, the beneficiary will receive a death benefit. You may also designate an annuitant. You may change the annuitant at any time prior to the annuity date. If you don't select an annuitant, you are the annuitant.

If a non-natural person owns the Contract and changes the annuitant, the Internal Revenue Code (IRC) requires us to treat the change as the death of a contract owner. We will then pay the beneficiary the death benefit.


Only spouses may be co-owners of the Contract, except in Pennsylvania, New Jersey, and Oregon, and when the Contract is issued in exchange for another contract. When co-owners are established, they exercise all rights under the Contract jointly unless they elect otherwise. Co-owner spouses must each be designated as beneficiary for the other. Co-owners may also designate a beneficiary to receive benefits on the surviving co-owner's death. Qualified contracts may not have co-owners.


You may assign the Contract to someone else by giving notice to our Service Center. Only complete ownership of the Contract may be assigned to someone else. You can't do it in part. An assignment to a new owner cancels all prior beneficiary designations except a prior irrevocable beneficiary designation. Assignment of the Contract may have tax consequences or may be prohibited on certain qualified contracts, so you should consult with a qualified tax adviser before assigning the Contract. (See "Federal Income Taxes".)

ISSUING THE CONTRACT

     ISSUE AGE

You can buy a nonqualified Contract if you (and any co-owner) are less than 80 years old. Annuitants on nonqualified Contracts must be less than 80 years old when we issue the Contract. For qualified Contracts owned by natural persons, the contract owner and annuitant must be the same person. Contract owners and annuitants on qualified Contracts must be less than 70 1/2 years old when we issue the Contract.

     INFORMATION WE NEED TO ISSUE THE CONTRACT


Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application or the information provided, and you pay the initial premium, we'll issue a Contract. Generally, we'll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven't received necessary information within five business days, we will return the premium and no Contract will be issued.


     TEN DAY RIGHT TO REVIEW

When you get the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within ten days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract. To get a refund, return the Contract to our Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date the Contract is returned. For contracts issued in Pennsylvania, we'll refund the contract value as of the date the Contract is returned.

PREMIUMS

     MINIMUM AND MAXIMUM PREMIUMS

Initial premium payments must be $75,000 or more. Subsequent premium payments generally must be $50 or more. You can make subsequent premium payments at any time before the annuity date. The maximum premium that will be accepted without Company approval is $1,000,000. We also reserve the right to reject subsequent premium payments.


The Contract is available as a non-qualified contract or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with MLPF&S. Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity. We may waive the $50 minimum for premiums paid under IRA Contracts held in custodial accounts with MLPF&S where you're transferring the complete cash balance of such account into a Contract.


     HOW TO MAKE PAYMENTS

You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

     AUTOMATIC INVESTMENT FEATURE


You may make systematic premium payments on a monthly, quarterly, semi-annual or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. If you select the Rebalancing Program, premiums will be allocated based on the subaccounts and percentages you have selected for the program. You may change the specified premium amount, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this program at any time.


     PREMIUM INVESTMENTS


For the first 14 days following the contract date, we'll hold all premiums in the Domestic Money Market V.I. Subaccount. After the 14 days, we'll reallocate the contract value to the subaccounts you selected. (In Pennsylvania, we'll invest all premiums as of the contract date in the subaccounts you selected.)



Currently, you may allocate your premium among all of the available subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the Levin Large Cap Value Subaccount, 58% allocated to the Lazard International Subaccount, and 30% to the Lord Abbett Government Securities Subaccount. However, you may not allocate 33 1/3% to the Levin Large Cap Value Subaccount and 66 2/3% to the Lord Abbett Government Securities Subaccount. If we don't get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.


ACCUMULATION UNITS


Each subaccount has a distinct value, called the accumulation unit value. The accumulation unit value for a subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

                    HOW ARE MY CONTRACT TRANSACTIONS PRICED?

We calculate an accumulation unit value for each subaccount at the close of business on each day that the New York Stock Exchange is open. Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your contract), at the unit value next calculated after our Service Center receives notice of the transaction. For premium payments, transfers into a subaccount, or Contract Value Credits, units are purchased. For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any additional death benefit charge, any transfer charge, and any premium taxes due, units are redeemed.

                    HOW DO WE DETERMINE THE NUMBER OF UNITS?


We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, amount transferred into the subaccount, or Contract Value Credit by the value of one accumulation unit for that subaccount for the valuation period in which the premium payment, transfer, or Contract Value Credit is made. Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any additional death benefit charge, any transfer charge, and any premium taxes due from a subaccount by the value of one accumulation unit for that subaccount for the valuation period in which the redemption is made. The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made. The number of subaccount accumulation units for a Contract will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the accumulation unit value.


When we establish a subaccount, we set an initial value for an accumulation unit (usually, $10). Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for the prior valuation period by the net investment factor for the subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next. For any subaccount, we determine the net investment factor by dividing the value of the assets of the subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Account or any charge that may be assessed against the Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See "Other Charges".)

               ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS

DEATH OF ANNUITANT PRIOR TO ANNUITY DATE

If the annuitant dies before the annuity date, and the annuitant is not a contract owner, the owner, provided the owner is a natural person, may designate a new annuitant. If a new annuitant is not designated, the contract owner will become the annuitant. If any contract owner is not a natural person, no new annuitant may be named and the death benefit will be paid to the beneficiary.

TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts, but we may charge you $25 for each extra transfer. We will deduct the transfer charge pro rata from among the subaccounts you're transferring from. Currently, transfers made by us under the Dollar Cost Averaging Program and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program" and "Rebalancing Program".) We reserve the right to change the number of additional transfers permitted each contract year.

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less.

You may request transfers in writing or by telephone, once we get proper telephone transfer authorization. Transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate, once we receive proper authorization. Transfers will take effect as of the end of the valuation period on the date the Service Center receives the request. We will consider telephone transfer requests received after 4:00 p.m. (ET) to be received the following business day.


An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying Fund in which a subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we reserve the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.


DOLLAR COST AVERAGING PROGRAM

     WHAT IS IT?

The Contract offers an optional transfer program called Dollar Cost Averaging ("DCA"). This program allows you to reallocate money at monthly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making investments through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month we will transfer amounts from the subaccount that you designate and allocate them, in accordance with your allocation instructions, to the subaccounts that you select.

If you choose the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

     PARTICIPATING IN THE DCA PROGRAM

You can choose the DCA Program any time before the annuity date. To choose the DCA Program, we must receive a written request from you. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in writing. Once you reach the annuity date, you may no longer use this program.

     MINIMUM AMOUNTS

To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount. We determine the amount required by multiplying the specified length of your DCA Program in months by your specified monthly transfer amount. Amounts of $100 or more must be allotted for transfer each month in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly transfer amount, we'll notify you that you need to put more money in to continue the program.

     WHEN DO WE MAKE DCA TRANSFERS?

You select the date for DCA transfers. We will make the first DCA transfer on the selected date following the later of 14 days after the contract date or the date we receive notice of your DCA election at our Service Center. We'll make subsequent DCA transfers on the same day of each succeeding month. Currently, we don't charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract.

REBALANCING PROGRAM

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually according to the frequency, subaccounts and percentages you select based on your investment goals and risk tolerance.


After you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. Depending on the frequency you select (on the last business day of each calendar quarter for quarterly rebalancing, on the last business day of June and December for semi-annual rebalancing, or on the last business day of December for annual rebalancing), we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected. You may change the frequency of your Rebalancing Program at any time.


We perform this periodic rebalancing to take account of:

     - increases and decreases in contract value in each subaccount due to subaccount performance, and

     - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premiums.


The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or by telephone, once we get proper telephone transfer authorization. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all systematic investment premiums and, unless you instruct us otherwise, all other premiums in accordance with the subaccount allocations that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the DCA Program, you cannot use the Rebalancing Program.

WITHDRAWALS AND SURRENDERS

     WHEN AND HOW WITHDRAWALS ARE MADE


Before the annuity date, you may make lump-sum withdrawals from the Contract at any time during the contract year. In addition, you may make systematic withdrawals, discussed below. Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. Certain withdrawals from Roth IRAs are tax-free, and withdrawals from tax sheltered annuities are not generally permitted before age 59 1/2, death, disability, separation from service or hardship. (See "Federal Income Taxes".)


Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center. You may withdraw money by telephone, once you've submitted a proper telephone authorization form to our Service Center, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. We will consider telephone withdrawal requests received after 4:00 p.m. (ET) to be received the following business day.

     MINIMUM AMOUNTS

The minimum amount that may be withdrawn is $100. At least $5,000 must remain in the Contract after you make a withdrawal. We reserve the right to change these minimums.

     SYSTEMATIC WITHDRAWAL PROGRAM


You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually or annually. Each withdrawal must be for at least $100 and the remaining contract value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time.


     SURRENDERS


At any time before the annuity date you may surrender the Contract through a full withdrawal. The Contract must be delivered to our Service Center. We will pay you an amount equal to the contract value as of the end of the valuation period when we process the surrender, minus any applicable contract fee, minus any applicable additional death benefit charge, plus any applicable Contract Value Credits, and minus any applicable charge for premium taxes. (See "Charges, Deductions and Credits.") Surrenders are subject to tax and, prior to age
59 1/2, may also be subject to a 10% federal penalty tax. Certain surrenders of Roth IRAs are tax-free, and surrenders of tax sheltered annuities before age
59 1/2, death, disability, separation from service or hardship are generally not permitted. (See "Federal Income Taxes".)


PAYMENTS TO CONTRACT OWNERS

We'll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may delay any payment, or delay processing any annuity payment or transfer request if:

     (a) the New York Stock Exchange is closed;

     (b) trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

     (c) the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Account or to determine the value of the Account's assets;

     (d) the Securities and Exchange Commission by order so permits for the protection of security holders; or

     (e) payment is derived from a check used to make a premium payment which has not cleared through the banking system.


If mandated under applicable law, we may be required to block a contract owner's account and thereby refuse to accept any request for transfers, withdrawals, surrenders or death benefits, until instructions are received from the appropriate regulator.


CONTRACT CHANGES

Requests to change the owner, beneficiary, annuitant, or annuity date of a Contract will take effect as of the date you sign such a request, unless we have already acted in reliance on the prior status. We are not responsible for the validity of such a request.

If you change the owner or annuitant on a nonqualified Contract, the new owner or annuitant must be less than 80 years old. For qualified Contracts, if you change the owner or annuitant, the new owner or annuitant must be less than 70 1/2 years old.


The Estate Enhancer benefit will terminate upon a non-spousal ownership change, or upon a spousal ownership change where the new spousal owner was over attained age 75 as of the effective date of the Estate Enhancer rider. Any applicable additional death benefit charge will be deducted on the date that the Estate Enhancer benefit terminates.



You may change the owner of the Contract to your spouse without terminating the Estate Enhancer benefit provided that your spouse is younger than attained age 76 on the effective date. After such a change in owner, the amount of the Estate Enhancer benefit will be based on the attained age of your spouse on the effective date, if older than the oldest owner since that date.



If the Estate Enhancer benefit terminates and you did not elect the Estate Enhancer benefit in combination with either the Maximum Anniversary Value GMDB or the Premiums Compounded at 5% GMDB, the asset-based insurance charge will not be reduced. This results in a loss of benefits without a corresponding reduction in charges.


DEATH BENEFIT

     GENERAL


Regardless of investment experience, the Contract provides a guaranteed minimum death benefit ("GMDB") to the beneficiary if you die before the annuity date. (If an owner is a non-natural person, then the death of the annuitant will be treated as the death of the owner.)


We will pay the death benefit in a lump sum unless the beneficiary chooses an annuity payment option available under the Contract. (See "Annuity Options".) However, if you die before the annuity date, federal tax law generally requires us to distribute the entire contract value within five years of the date of death. Special rules may apply to a surviving spouse. (See "Federal Income Taxes".)

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven't received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum.

If the age of an owner or annuitant, if the owner is a non-natural person, is misstated, any death benefit will be adjusted to reflect the correct age. Unless you irrevocably designated a beneficiary, you may change the beneficiary at any time before the annuity date.


Death benefit proceeds, including any Estate Enhancer benefit, are taxable to the extent of gain. (See "Federal Income Taxes -- Taxation of Death Benefit Proceeds".)



     DEATH BENEFIT OPTIONS



Before we issue the Contract, you must irrevocably choose one of the following death benefit options:



- Maximum Anniversary Value GMDB;



- Premiums Compounded at 5% GMDB (not available in Washington); or



- Estate Enhancer benefit with Return of Premium GMDB (not available in Washington, Illinois, and Minnesota; on qualified contracts; or if the contract owner, or the annuitant, if the contract owner is a non-natural person, is over 75 years of age).



For an additional annual charge, you may elect to combine the Estate Enhancer benefit with either the Maximum Anniversary Value GMDB or the Premiums Compounded at 5% GMDB. The additional death benefit charge equals 0.25% of the average of your contract values as of the end of each of the prior four contract quarters.



     CALCULATION OF DEATH BENEFIT



The death benefit is equal to the greater of:



     (i)  the contract value; or



     (ii) GMDB.



Any applicable Estate Enhancer benefit will be added to the death benefit.



     MAXIMUM ANNIVERSARY VALUE GMDB



If you choose Maximum Anniversary Value GMDB, the GMDB is equal to the greater of:



     (i) the premiums paid into the Contract less "adjusted" withdrawals from the Contract; or



     (ii) the Maximum Anniversary Value.



For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by the greater of [(a) or (b)] / (c) where:


a = premiums paid into the Contract less previous "adjusted" withdrawals; b = the Maximum Anniversary Value; and

c = the contract value.

Values for (a), (b), and (c) are calculated immediately prior to the withdrawal.

The Maximum Anniversary Value is equal to the greatest anniversary value for the Contract. An anniversary value is equal to the contract value on a contract anniversary increased by premium payments and decreased by "adjusted" withdrawals since that anniversary. "Adjusted" withdrawals are calculated according to the formula that appears immediately above this section.

To determine the Maximum Anniversary Value, we will calculate an anniversary value for each contract anniversary through the earlier of your attained age 80 or the anniversary on or prior to your date of death. If the contract has co-owners, we will calculate the anniversary value through the earlier of the older owner's attained age 80 or the anniversary on or prior to any owner's date of death if a death benefit is payable. If an owner is a non-natural person, then the annuitant's age, rather than the owner's, will be used.

We will calculate the Maximum Anniversary Value based on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time used to determine the Maximum Anniversary Value. If a new owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Maximum Anniversary Value at the time of the ownership change, the period of time used in the calculation of the Maximum Anniversary Value will be based on the age of the new owner at the time of the ownership change. If at the time of an ownership change the new owner is attained age 80 or over, we will use the Maximum Anniversary Value as of the anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals since that anniversary.


FOR AN EXAMPLE OF THE CALCULATION OF THE MAXIMUM ANNIVERSARY VALUE GMDB, SEE APPENDIX A.



     PREMIUMS COMPOUNDED AT 5% GMDB



If you choose Premiums Compounded at 5% GMDB, the GMDB is equal to:



     (i) premiums paid into the Contract with interest compounded daily from the date of receipt of premium to yield 5% annually, less



     (ii) "adjusted" withdrawals from the Contract with interest compounded daily from the date of withdrawal to yield 5% annually.



Interest will continue to be credited until the earliest of the older contract owner's attained age 80, the last day of the twentieth contract year or the date of death.



You may withdraw up to 5% of the value of the Premiums Compounded at 5% GMDB at the beginning of each Contract Year and withdrawals will be "adjusted" so that they reduce the Premiums Compounded at 5% GMDB dollar-for-dollar for that Contract Year.



Any withdrawal that causes the total of all withdrawals since the beginning of a Contract Year to exceed 5% of the Premiums Compounded at 5% GMDB at the beginning of that Contract Year will be "adjusted" so that it reduces the GMDB proportionally. The adjustment is determined by multiplying the withdrawal by the ratio of the Premiums Compounded at 5% GMDB by the contract value, where both values are calculated immediately prior to the withdrawal. This adjustment may cause the Premiums Compounded at 5% GMDB to be reduced by more than the amount of the withdrawal.



We will calculate Premiums Compounded at 5% GMDB based on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time that the 5% interest will compound. If a new owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Premiums Compounded at 5% GMDB at the time of ownership change, the period of time used in the calculation of the Premiums Compounded at 5% GMDB will be based on the age of the new owner at the time of ownership change. If at the time of an ownership change the new owner is attained age 80 or over, we will use the Premiums Compounded at 5% GMDB as of the anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals since that anniversary.



FOR AN EXAMPLE OF THE CALCULATION OF THE PREMIUMS COMPOUNDED AT 5% GMDB, SEE APPENDIX B.



     ESTATE ENHANCER BENEFIT



If you choose the Estate Enhancer benefit, coverage in addition to your GMDB is provided. The Estate Enhancer benefit is designed to help offset expenses, including income taxes, attributable to payment of the death benefit.



You cannot elect the Estate Enhancer benefit if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 76 or older on the contract date. Currently, the Estate Enhancer benefit cannot be elected on qualified Contracts and is not available in the states of Illinois, Minnesota and Washington. Estate Enhancer availability is subject to our approval if "Estate Enhancer premiums" on all contracts issued by us with the same owner(s) exceed $2,200,000. "Estate Enhancer premiums" means initial premium plus subsequent premium payments if the effective date is the Contract Date, and contract value on the effective date plus subsequent premiums payments if the effective date is other than the Contract Date. Once you elect the Estate Enhancer benefit, you cannot cancel it (except in North Dakota). The Estate Enhancer benefit, however, will terminate if you annuitize or surrender the contract, upon certain ownership changes, or if the Contract otherwise terminates (See "Contract Changes").



THE AMOUNT OF THE ESTATE ENHANCER BENEFIT DEPENDS UPON THE AMOUNT OF GAIN IN YOUR CONTRACT. BECAUSE WITHDRAWALS AND POOR PERFORMANCE OF THE FUNDS WILL REDUCE THE AMOUNT OF GAIN IN YOUR CONTRACT, THEY WILL REDUCE THE VALUE OF THE ESTATE ENHANCER BENEFIT. IT IS POSSIBLE THAT THE ESTATE ENHANCER BENEFIT MAY NOT HAVE ANY VALUE.



The percentage used to determine the benefit depends on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the effective date. The effective date is the Contract Date unless the Contract is continued under the spousal continuation provision, in which case the effective date is the date the surviving spouse elects to continue the Contract. If you are attained age 69 or under on the effective date, your benefit is equal to 45% of the Estate Enhancer gain (but not less than zero). In no event will the benefit exceed 45% of net premiums (excluding any premiums paid within one year prior to the death of any owner, or the annuitant, if the owner is a non-natural person, and any premiums paid between the date of death and the date we receive notification of death). Estate Enhancer gain is the contract value on the date we calculate the death benefit minus net premiums paid into the Contract. Net premiums equal the premiums paid into the Contact less the portion of each withdrawal considered to be premium. Withdrawals reduce Estate Enhancer gain first and only withdrawals in excess of Estate Enhancer gain reduce net premiums. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are attained age 70 or over on the contract date, the percentages are reduced from 45% to 30% in the calculation above.



See "Contract Changes" for the effect of an ownership change on the Estate Enhancer benefit.


FOR AN EXAMPLE OF THE CALCULATION OF THE ESTATE ENHANCER BENEFIT, SEE APPENDIX
C.


     RETURN OF PREMIUM GMDB



If you choose the Estate Enhancer benefit without adding it to either the Maximum Anniversary Value GMDB or the Premiums Compounded at 5% GMDB, a Return of Premium GMDB is provided. The Return of Premium GMDB is equal to:



     (i)  premiums paid into the Contract, less



     (ii) "adjusted" withdrawals from the Contract.



For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by (a) / (b) where:



a = premiums paid into the Contract less previous "adjusted" withdrawals; and


b = the contract value.


Both (a) and (b) are calculated immediately prior to the withdrawal.


SPOUSAL CONTINUATION



If your beneficiary is your surviving spouse, your spouse may elect to continue the Contract if you die before the annuity date. Your spouse becomes the contract owner and the beneficiary until your spouse names a new beneficiary. If the death benefit, including any Estate Enhancer benefit, which would have been paid to the surviving spouse is greater than the contract value as of the date we determine the death benefit, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. Your interest in each subaccount then available for investment will be increased by any excess of the death benefit over your contract value multiplied by the ratio of your contract value in each subaccount available for investment to your total contract value in the subaccounts available for investment prior to the increase.



If the surviving spouse is attained age 75 or younger on the date he or she elects to continue the Contract, the Estate Enhancer benefit will also be continued, if applicable. We will use the date the surviving spouse elects to continue the Contract as the effective date, and the percentages used in the calculations described under the Estate Enhancer Benefit will be based on the surviving spouse's attained age on the effective date. Estate Enhancer gain and net premiums are calculated from the new effective date and the contract value on the effective date is considered a premium for purpose of these calculations (see "Estate Enhancer Benefit").



If the surviving spouse is attained age 76 or older on the date he or she elects to continue the Contract, the Estate Enhancer benefit will terminate. If the Estate Enhancer benefit terminates and you did not elect the Estate Enhancer benefit in combination with either the Maximum Anniversary Value GMDB or the Premiums Compounded at 5% GMDB, the asset-based insurance charge will not be reduced. This results in a loss of benefits without a corresponding reduction in charges.


ANNUITY PAYMENTS


We'll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. When you first buy the Contract, the annuity date for non-qualified Contracts is the first day of the month following the annuitant's 95th birthday. However, you may specify an earlier annuity date but that date cannot be before the first Contract Anniversary. You may change the annuity date at any time before the annuity date. Generally, the annuity date for IRA or tax sheltered annuity Contracts is when the owner/annuitant reaches age 70 1/2. However, we will not require IRA and tax sheltered annuities to annuitize at age 70 1/2 if distributions from the Contract are not necessary to meet federal minimum distribution requirements.



Contract owners may select from a variety of fixed annuity payment options, as outlined below in "Annuity Options." If you don't choose an annuity option, we'll use the Life Annuity with Payments Guaranteed for 10 Years annuity option when the annuitant reaches age 95 (age 70 1/2 for an IRA Contract or tax sheltered annuity). You may change the annuity option before the annuity date. We reserve the right to limit annuity options available to IRA contract owners to comply with the Internal Revenue Code or regulations under it.



We determine the dollar amount of annuity payments by applying your contract value less any applicable premium tax (reduced by any additional death benefit charge collected upon termination and increased by any Contract Value Credit paid upon termination) on the annuity date to our then current annuity purchase rates. Purchase rates show the amount of periodic payment that a $1000 value buys. These rates are based on the annuitant's age and sex (where permitted) at the time payments begin, and will assume interest of not less than 3% per year. The rates will never be less than those shown in the Contract.


If the age and/or sex of the annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payments with 6% annual interest charges. Likewise, if we underpaid any amount as the result of a misstatement, we correct it with the next payment made with 6% annual interest credited.

If the contract value on the annuity date after the deduction of any applicable premium taxes is less than $5,000, we may cash out your Contract in a lump sum. If any annuity payment would be less than $50 (or a different minimum amount, if required by state law), we may change the frequency of payments so that all payments will be at least $50 (or the minimum amount required by state law). Unless you tell us differently, we'll make annuity payments directly to your Merrill Lynch brokerage account.

ANNUITY OPTIONS


We currently provide the following fixed annuity payment options. After the annuity date, your Contract does not participate in the performance of the Account. We may in the future offer more options. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. If you or the annuitant dies while guaranteed payments remain unpaid, several options provide the ability to take the present value of future guaranteed payments in a lump sum.


                    HOW WE DETERMINE PRESENT VALUE OF FUTURE
                          GUARANTEED ANNUITY PAYMENTS

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

     PAYMENTS OF A FIXED AMOUNT

We will make equal payments in an amount you choose until the sum of all payments equals the contract value applied, increased for interest credited of at least 3%. The amount you choose must provide at least five years of payments. These payments don't depend on the annuitant's life. If the annuitant dies before the guaranteed amount has been paid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     PAYMENTS FOR A FIXED PERIOD

We will make equal payments for a period you select of at least five years. These payments don't depend on the annuitant's life. If the annuitant dies before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     *LIFE ANNUITY

We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant's death.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant dies before the guaranteed period ends, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     LIFE ANNUITY WITH GUARANTEED RETURN OF CONTRACT VALUE

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the contract value applied. If the annuitant dies while guaranteed amounts remain unpaid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed amount in a lump sum.

     *JOINT AND SURVIVOR LIFE ANNUITY

We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

     JOINT AND SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant and the designated second person die before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     INDIVIDUAL RETIREMENT ACCOUNT ANNUITY

This annuity option is available only to IRA contract owners. Payments will be made annually based on (a) the life expectancy of the annuitant; (b) the joint life expectancy of the annuitant and his or her spouse; or (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Each annual payment will be determined in accordance with the applicable Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option, but will not be less than 3%. On the death of the measuring life or lives prior to full distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.

GENDER-BASED ANNUITY PURCHASE RATES

Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in states that have adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based annuity purchase rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex annuity purchase rates.

---------------
* These options are "pure" life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

                              FEDERAL INCOME TAXES

FEDERAL INCOME TAXES

The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If your annuity is independent of any formal retirement or pension plan, it is termed a nonqualified contract. If you invest in a variable annuity as part of an individual retirement annuity or tax sheltered annuity, your contract is called a qualified contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAX STATUS OF THE CONTRACT

     DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The Account, through the subaccounts, intends to comply with the diversification requirements of the regulations under Section 817(h). This will affect how we make investments.

     OWNER CONTROL

In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their Contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features such as the flexibility of an owner to allocate premium payments and transfer contract accumulation values, have not been explicitly addressed in IRS published rulings. While we believe that the Contracts do not give owners investment control over Account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the Account assets supporting the Contract.

     REQUIRED DISTRIBUTIONS

To qualify as an annuity contract under Section 72(s) of the IRC, a non-qualified annuity contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the Contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the Contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner's death, the IRS will consider these requirements satisfied for any part of the owner's interest payable to or for the benefit of a "designated beneficiary" and distributed over the beneficiary's life or over a period that cannot exceed the beneficiary's life expectancy. A designated beneficiary is the person the owner names as beneficiary and who assumes ownership when the owner dies. A designated beneficiary must be a natural person. If the deceased owner's spouse is the designated beneficiary, he or she can continue the Contract when such contract owner dies.

The Contract is designed to comply with Section 72(s). We will review the Contract and amend it if necessary to make sure that it continues to comply with the section's requirements.

Other rules regarding required distributions apply to Individual Retirement Annuities and tax sheltered annuities.

TAXATION OF ANNUITIES

     IN GENERAL

IRC Section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the accumulation or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the accumulation usually will be considered a distribution. Distributions of accumulated investment earnings are taxable as ordinary income.

The owner of any annuity contract who is not a natural person (e.g., a corporation or a trust) generally must include in income any increase in the excess of the accumulation over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor.

The following discussion applies generally to Contracts owned by a natural person:

     WITHDRAWALS AND SURRENDERS


When you take a withdrawal from a Contract, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Other rules apply to qualified contracts.


If you withdraw your entire contract value, you will be taxed only on the part that exceeds your "investment in the contract."

     ANNUITY PAYMENTS

Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS


Amounts may be paid from a Contract because an owner or annuitant (if an owner is not a natural person) has died. If the payments are made in a single sum, they're taxed the same way a full withdrawal from the Contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments. Because the Estate Enhancer benefit should be treated as a taxable death benefit, we believe that for federal tax purposes, the Estate Enhancer benefit should be treated as an integral part of the Contract's benefits (e.g. as investment protection benefit) and that any charges under the Contract for the Estate Enhancer benefit should not be treated as a distribution received by the Contract owner. However, it is possible that the IRS may take a position that some or all of any charge for the Estate Enhancer benefit should be deemed a taxable distribution to you. Although we do not believe that any fees associated with the Estate Enhancer benefit should be treated as taxable withdrawals, you should consult your tax advisor prior to electing the Estate Enhancer benefit.

PENALTY TAX ON SOME WITHDRAWALS

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

     (1) on or after you reach age 59 1/2;

     (2) after you die (or after the annuitant dies, if an owner isn't an individual);

     (3) after you become disabled; or

     (4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.


Other exceptions may be applicable under certain circumstances and special rules may apply in connection with the exceptions listed above. Also, additional exceptions apply to distributions from an Individual Retirement Annuity or tax sheltered annuity. You should consult a tax advisor with regard to exceptions from the penalty tax.



TRANSFERS, ASSIGNMENTS, ANNUITY DATES, OR EXCHANGES OF A CONTRACT



Transferring or assigning ownership of the Contract, designating a payee or beneficiary who is not also the owner, selecting certain annuity dates, or exchanging a Contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.


WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, except for certain distributions from tax sheltered annuities, recipients can usually choose not to have tax withheld from distributions.

MULTIPLE CONTRACTS


All nonqualified deferred annuity Contracts that we (or our affiliates) issue to the same owner during any calendar year are generally treated as one annuity Contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.


POSSIBLE CHANGES IN TAXATION


Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.


POSSIBLE CHARGE FOR OUR TAXES

Currently we don't charge the Account for any federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.


FOREIGN TAX CREDITS



To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the contract owners.

INDIVIDUAL RETIREMENT ANNUITIES

     TRADITIONAL IRAS


Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." This Contract is available for purchase either as an IRA or through an established IRA custodial account with MLPF&S. Subject to special rules, an individual may make annual contributions of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.


     ROTH IRAS


A Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. Subject to special rules, an individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


     OTHER TAX ISSUES FOR IRAS AND ROTH IRAS


Subject to special rules, total annual contributions to all of an individual's IRAs and Roth IRAs may not exceed the limit specified in the IRC or 100% of compensation includible in the individual's gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the participant's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not have tax withheld from distributions.



The IRS has not reviewed the Contract for qualification as an IRA or Roth IRA, and has not addressed in a ruling of general applicability whether certain death benefit provisions in the Contract comport with IRA and Roth IRA qualification requirements. Disqualification of the policy as an IRA or Roth IRA could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. The Estate Enhancer benefit is not currently available with an IRA or Roth IRA.


TAX SHELTERED ANNUITIES

Section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, are accepted as premium payments, as permitted by law, under a Contract. Other premium payments, including premium payments subject to IRC Section 402(g), will not be accepted. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. Distributions from a tax sheltered annuity are generally subject to a mandatory 20% federal income tax withholding. Certain death benefit provisions in the Contract could be characterized as providing an incidental death benefit, the amount of which is limited in any tax sheltered annuity. Individuals using the Contract in connection with such plans should consult their tax advisors as certain death benefit provisions may exceed this limitation. The Estate Enhancer benefit is not currently available with a tax sheltered annuity.


                               OTHER INFORMATION

NOTICES AND ELECTIONS

You must send any changes, notices, and/or choices for your Contract to our Service Center. These requests must be in writing and signed unless you have submitted a telephone authorization form. If you have submitted an authorization form, you may make the following choices via telephone:

  1. Transfers

  2. Premium allocation

  3. Withdrawals, other than full surrenders

  4. Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is proper. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is proper.


You should protect your personal identification number (PIN), because telephone transactions will be available to anyone who provides your PIN. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.


Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your Financial Advisor's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

VOTING RIGHTS

We own all Fund shares held in the Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

  (1) the election of a Fund's Board of Directors;

  (2) ratification of a Fund's independent accountant;

  (3) approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

  (4) any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

  (5) any other matter requiring a vote of the Fund's shareholders.

REPORTS TO CONTRACT OWNERS

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract's current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

SELLING THE CONTRACT


MLPF&S is the principal underwriter of the Contract. Its principal business address is 4 World Financial Center, New York, New York 10080. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. MLPF&S is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.



Registered representatives (Financial Advisors) of MLPF&S sell the Contract. These Financial Advisors are registered with the NASD, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. Through a distribution agreement we have with MLPF&S and companion sales agreements we have with the Merrill Lynch Life Agencies, Merrill Lynch Life Agencies and/or MLPF&S compensate the Financial Advisors. The maximum annual commission paid to a Financial Advisor is 0.64% of contract value. In addition, on the annuity date, the Financial Advisor will receive compensation of up to 1.50% of contract value. Reduced compensation may be paid on Contracts purchased by our employees or their spouses or dependents.



The maximum commission we will pay to the applicable insurance agency to be used to pay commissions to Financial Advisors is 2.20% of contract value in the first contract year and 1.10% of contract value for each successive contract year. In addition, the maximum commission we will pay to the applicable insurance agency on the annuity date is 2.40% of contract value.


MLPF&S may arrange for sales of the Contract by other broker-dealers. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Advisors; however, commissions paid to registered representatives of these broker-dealers will not exceed those described above. Selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for a portion of expenses relating to sales of the Contract. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

Registered representatives of MLPF&S are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that MLPF&S offers, such as conferences, trips and awards. Other payments may be made for services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production or promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the contract owners or the Variable Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we're licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

LEGAL PROCEEDINGS

There are no legal proceedings involving the Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.

EXPERTS


Deloitte & Touche LLP, independent auditors, have audited our financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. We include these financial statements in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing. Their principal business address is Two World Financial Center, New York, New York 10281-1420.


LEGAL MATTERS

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENTS

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
  Principal Underwriter
  Financial Statements
  Administrative Services Arrangements

CALCULATION OF YIELDS AND TOTAL RETURNS

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY

                                   APPENDIX A


EXAMPLE: The purpose of this example is to illustrate the operation of the Maximum Anniversary Value GMDB. You pay an initial premium of $100,000 on October 1, 2002 and a subsequent premium of $10,000 on April 1, 2004. You also make a withdrawal of $50,000 on May 1, 2004. Your death benefit, based on HYPOTHETICAL Contract values and transactions, and resulting hypothetical maximum anniversary values ("MAV"), are illustrated below. This example assumes hypothetical positive and negative investment performance of the Account, as indicated, to demonstrate the calculation of the death benefit value. There is, of course, no assurance that the Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE DEATH BENEFIT, SEE "DEATH BENEFIT."


                                                                                                (A)          (B)          (C)
                                                                                             ---------   ------------   --------
                                                                           TRANSACTIONS        PREMS         MAX
                                                                         -----------------   LESS ADJ.   ANNIV. VALUE   CONTRACT
DATE                                                                      PREM.    WITHDR.   WITHDRWS.      (MAV)        VALUE
----                                                                     -------   -------   ---------   ------------   --------
10/01/02  THE CONTRACT IS ISSUED                                         100,000              100,000               0    100,000
          MAV is $0 until first contract anniversary
10/01/03  FIRST CONTRACT ANNIVERSARY                                                          100,000         110,000    110,000
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = Contract value on
          10/1/2003 = $110,000
          MAV = greatest of anniversary values = $110,000
04/01/04  OWNER PUTS IN $10,000 ADDITIONAL PREMIUM                        10,000              110,000         120,000    114,000
          Assume contract value decreased by $6,000 due to negative
          investment performance
          Anniversary value for 10/1/2003 = contract value on
          10/1/2003 + premiums added since that anniversary = $110,000
          + $10,000 = $120,000
          MAV = greatest of anniversary values = $120,000
05/01/04  OWNER TAKES A $50,000 WITHDRAWAL                                         50,000      50,000          60,000     50,000
          Assume contract value decreased by $14,000 due to negative investment performance
          Anniversary value for 10/1/2003 = contract value on
          10/1/2003 + premiums added - adjusted withdrawals since that anniversary = $110,000 + $10,000 - $60,000 = $60,000
          Adjusted withdrawal = withdrawal X maximum (MAV, prems -
          adj. withdrs.) / contract value
          = 50,000 maximum (120,000, 110,000) / 100,000
          = $50,000 x 120,000 / 100,000 = $60,000
          (Note: all values are determined immediately prior to the
          withdrawal)
          MAV = greatest of anniversary values = $60,000
10/01/04  SECOND CONTRACT ANNIVERSARY                                                          50,000          60,000     55,000
          Assume contract value increased by $5,000 due to positive
          investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000) = $60,000
10/01/05  THIRD CONTRACT ANNIVERSARY                                                           50,000          65,000     65,000
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          Anniversary value for 10/1/2005 = contract value on
          10/1/2005 = $65,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000, $65,000) = $65,000


DATE               DEATH BENEFIT
----      --------------------------------
10/01/02  100,000 maximum of (A), (B), (C)
10/01/03  110,000 maximum of (A), (B), (C)
04/01/04  120,000 maximum of (A), (B), (C)
05/01/04  60,000 maximum of (A), (B), (C)
10/01/04  60,000 maximum of (A), (B), (C)
10/01/05  65,000 maximum of (A), (B), (C)

                                   APPENDIX B



THE PURPOSE OF THIS EXAMPLE IS TO ILLUSTRATE THE OPERATION OF THE PREMIUMS COMPOUNDED AT 5% GUARANTEED MINIMUM DEATH BENEFIT, IN PARTICULAR, THE CALCULATION OF "ADJUSTED" WITHDRAWALS. THE INVESTMENT RETURNS SHOWN ARE HYPOTHETICAL AND ARE NOT REPRESENTATIVE OF PAST OR FUTURE PERFORMANCE. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTS, INCLUDING INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER AND THE INVESTMENT EXPERIENCE OF THE FUNDS. THE EXAMPLE DOES NOT REFLECT THE DEDUCTION OF FEES AND CHARGES.



EXAMPLE: Assume a 65 year-old person purchases a Contract on September 1, 2002 with the Premiums Compounded at 5% guaranteed minimum death benefit and makes an initial payment of $100,000. The following chart depicts the impact of both withdrawals and investment performance on the death benefit at certain points over the life of the contract owner.


                                                                                                                       DEATH BENEFIT
                                                                       TRANSACTIONS               CONTRACT PREM. COMP. (GREATER OF
                                                                     -----------------    ADJ.     VALUE      AT 5%        CV AND
 DATE                                                                 PREM.    WITHDR.   WITHDR.    (CV)     (GMDB)        GMDB
 ----                                                                -------   -------   -------  -------- ----------- ------------
9/1/02  THE CONTRACT IS ISSUED                                       100,000                      100,000    100,000      100,000

9/1/03  FIRST CONTRACT ANNIVERSARY                                                                103,500    105,000      105,000
        Assume contract value increased by $3,500 due to
        positive investment performance.

1/1/04  OWNER TAKES A $5,250 WITHDRAWAL*                                        5,250     5,082    96,250    101,644      101,644
        Assume contract value decreased by $2,000 due to
        negative investment performance.
        Is withdrawal equal to or less than 5% of GMDB as
        of 9/1/03? $5,250 <= 5% of $105,000 = $5,250
        Adjusted withdrawal = withdrawal discounted for
        the number of days until the next contract
        anniversary at 5% = $5,250/(1.05( 7/8)(243/365)) =
        $5,082
        GMDB as of 1/1/04 = GMDB as of 9/1/03
        compounded at 5% interest for the number of days
        since the last anniversary less adjusted withdrawals
        = $105,000 X 1.05( 7/8)(122/365) -
        Adj. withdr. = $106,726 - $5,082 = $101,644
        This means that as long as withdrawals during the
        contract year do not exceed 5% of the last anniversary
        GMDB they will be adjusted as of the current date so
        that they will effectively reduce the next anniversary
        GMDB dollar for dollar. (see 9/1/2004 below)

9/1/04  SECOND CONTRACT ANNIVERSARY
        Assume contract value increased by $5,000 due to positive                                 101,250    105,000      105,000
        investment performance
        GMDB as of 9/1/04 = GMDB as of 9/1/03 compounded at 5%
        interest less the adjusted withdrawal as of 1/1/04
        compounded at 5% interest for the number
        of days since the withdrawal
        = 9/1/03 GMDB X 1.05 - adj. withdrawal X 1.05( 7/8)
        (243/365)
        = $105,000 X 1.05 -
          $5,082 X 1.05 ( 7/8)(243/365) = $110,250 - $5,250 =
        $105,000
        Note that $5,250 withdrawal as of 1/1/04 reduces the
        9/1/2004 GMDB dollar for dollar.

     *  IF INSTEAD THE OWNER TOOK A WITHDRAWAL OF $10,000 AS OF                10,000    10,515    91,500     96,211      96,211
        1/1/2004 THEN:
        Is withdrawal equal to or less than 5% of GMDB as of 9/1/03?
        5% of $105,000 = $5,250
        Since the withdrawal exceeds 5% of the last anniversary
        GMDB, the withdrawal will be adjusted so that it
        proportionally reduces the GMDB
        Adjusted withdrawal = withdrawal X GMDB/CV (where all values are determined immediately prior to the withdrawal) = 10,000
        X $106,726/101,500 = 10,515
        GMDB = $105,000 X 1.05( 7/8)(122/365) - Adj. withdr. =
        $106,726 - $10,515 = $96,211


                                   APPENDIX C


THE PURPOSE OF THIS EXAMPLE IS TO ILLUSTRATE THE OPERATION OF THE ESTATE ENHANCER BENEFIT. THE INVESTMENT RETURNS ASSUMED ARE HYPOTHETICAL AND ARE NOT REPRESENTATIVE OF PAST OR FUTURE PERFORMANCE. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A CONTRACT OWNER AND THE INVESTMENT EXPERIENCE OF THE FUNDS. THE EXAMPLE ASSUMES NO WITHDRAWALS AND DOES NOT REFLECT THE DEDUCTION OF ANY FEES AND CHARGES OR ANY CONTRACT VALUE CREDITS.


FACTS: Assume that a couple (ages 60 and 55) purchases a Contract on October 1, 2002 with the Estate Enhancer benefit, and makes an initial premium payment of $100,000. The Contract value as of receipt of due proof of death of the first to die is $300,000. The following chart depicts the potential Estate Enhancer benefit at the death of the contract owner.

Net Premiums................................................   $100,000
Contract Value..............................................    300,000
Estate Enhancer Gain........................................    200,000
Estate Enhancer benefit
Lesser of 45% of Estate Enhancer Gain ($90,000) or 45% of
  Net Premiums ($45,000)....................................     45,000


* Assuming the contract value is greater than the GMDB, the total death benefit payable equals $300,000 + $45,000 = $345,000. Assuming a lump sum payout and an income tax rate of 36%, the after-tax death benefit is $256,800.


If instead, the couple had been ages 70 and 55, the percentage used in the above calculations would have been 30% since the oldest owner at issue was over age 69 and the Estate Enhancer benefit would have been $30,000.

FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE ESTATE ENHANCER BENEFIT, SEE "DEATH BENEFIT."

STATEMENT OF ADDITIONAL INFORMATION

JUNE , 2002


             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT C

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                    HOME OFFICE: LITTLE ROCK, ARKANSAS 72201
                         SERVICE CENTER: P.O. BOX 44222
                        JACKSONVILLE, FLORIDA 32231-4222
                           4804 DEER LAKE DRIVE EAST
                          JACKSONVILLE, FLORIDA 32246
                             PHONE: (800) 535-5549

                                OFFERED THROUGH

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This individual deferred variable annuity contract (the "Contract") is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") both on a nonqualified basis, and as an Individual Retirement Annuity ("IRA") that is given qualified tax status. The Contract may also be purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.


This Statement of Additional Information is not a Prospectus and should be read
together with the Contract's Prospectus dated           , 2002, which is
available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
OTHER INFORMATION...........................................    3
Principal Underwriter.......................................    3
Financial Statements........................................    3
Administrative Services Arrangements........................    3

CALCULATION OF YIELDS AND TOTAL RETURNS.....................    3
Money Market Yields.........................................    3
Other Subaccount Yields.....................................    4
Total Returns...............................................    5

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE
  COMPANY...................................................  G-1

                               OTHER INFORMATION

PRINCIPAL UNDERWRITER


Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), an affiliate of Merrill Lynch Life, performs all sales and distribution functions regarding the Contracts and may be deemed the principal underwriter of Merrill Lynch Life Variable Annuity Separate Account C (the "Account") under the Investment Company Act of 1940. The offering is continuous. MLPF&S has not received any payments or commissions in connection with the sale of the Contracts in the past three years.


FINANCIAL STATEMENTS

The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.

ADMINISTRATIVE SERVICES ARRANGEMENTS


Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. ("MLIG") pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. ("MLIG Services"), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services' actual costs. Merrill Lynch Life has not paid any administrative services fees in connection with the Account or the Contracts in the past three years.


                    CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELD


From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the Domestic Money Market V.I. Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. The current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the asset-based insurance charge; and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average per unit contract fee to be 0.00%. Current yield will be calculated according to the following formula:


                   Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses for the hypothetical account for the 7-day period.

UV    =   the unit value on the first day of the 7-day period.


Merrill Lynch Life also may quote the effective yield of the Domestic Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:


               Effective Yield = (1 + ((NCF - ES)/UV))(365/7) - 1

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses of the hypothetical account for the 7-day period.

UV    =   the unit value for the first day of the 7-day period.


Because of the charges and deductions imposed under the Contract, the yield for the Domestic Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.



The yields on amounts held in the Domestic Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund and the Fund's operating expenses. Yields on amounts held in the Domestic Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.


OTHER SUBACCOUNT YIELDS


From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Domestic Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the asset-based insurance charge and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The 30-day or one-month yield is calculated according to the following formula:


                Yield = 2 X ((((NI - ES)/(U X UV)) + 1)(6) - 1)

Where:

NI    =   net investment income of the Fund for the 30-day or
          one-month period attributable to the subaccount's units.

ES    =   expenses of the subaccount for the 30-day or one-month
          period.

U     =   the average number of units outstanding.

UV    =   the unit value at the close of the last day in the 30-day or one-month

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yield on the amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time. Average annual total returns will be provided for a subaccount for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. The Contract does not impose any surrender charge.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation. The Funds commenced operations as indicated below:


                          FUND                             COMMENCED OPERATIONS
                          ----                             --------------------
ML Domestic Money Market V.I. Fund                         February 21, 1992
Roszel/Lord Abbett Large Cap Value Portfolio               July 1, 2002
Roszel/Levin Large Cap Value Portfolio                     July 1, 2002
Roszel/MLIM Relative Value Portfolio                       July 1, 2002
Roszel/Sound Large Cap Core Portfolio                      July 1, 2002
Roszel/INVESCO-NAM Large Cap Core Portfolio                July 1, 2002
Roszel/Nicholas-Applegate Large Cap Growth Portfolio       July 1, 2002
Roszel/Rittenhouse Large Cap Growth Portfolio              July 1, 2002
Roszel/Seneca Large Cap Growth Portfolio                   July 1, 2002
Roszel/Valenzuela Mid Cap Value Portfolio                  July 1, 2002
Roszel/Seneca Mid Cap Growth Portfolio                     July 1, 2002
Roszel/NWQ Small Cap Value Portfolio                       July 1, 2002
Roszel/Neuberger Berman Small Cap Growth Portfolio         July 1, 2002
Roszel/Lazard International Portfolio                      July 1, 2002
Roszel/Credit Suisse International Portfolio               July 1, 2002
Roszel/Lord Abbett Government Securities Portfolio         July 1, 2002
Roszel/MLIM Fixed-Income Portfolio                         July 1, 2002

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end.

Average annual total returns are calculated using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the asset-based insurance charge and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation (although the Contract does not impose a surrender charge). For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The average annual total return is then calculated according to the following formula:

                            TR = ((ERV/P)(1/N)) -- 1

Where:

TR    =   the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and
          contract fee).

ERV   =   the ending redeemable value at the end of the period of the hypothetical account with an initial payment of $1,000.

P     =   a hypothetical initial payment of $1,000.

N     =   the number of years in the period.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns for other periods.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the "DCA subaccount") at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Merrill Lynch Life Insurance Company:

We have audited the accompanying balance sheets of Merrill Lynch Life Insurance Company (the "Company"), a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 2001 and 2000, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.






Deloitte & Touche, LLP
New York, New York

February 25, 2002

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(Dollars in thousands, except common stock par value and shares)
================================================================================

ASSETS                                                                                   2001                2000
------                                                                                   ----                ----
INVESTMENTS:
    Fixed maturity securities, at estimated fair value
       (amortized cost: 2001 - $2,009,129; 2000 - $2,050,333)                      $     2,007,123     $     2,012,016
    Equity securities, at estimated fair value
       (cost: 2001 - $167,959; 2000 - $218,632)                                            163,701             204,617
    Trading account securities, at estimated fair value                                     23,636              24,859
    Real estate held-for-sale                                                               19,447              19,447
    Limited partnerships, at cost                                                           11,270              10,413
    Policy loans on insurance contracts                                                  1,194,478           1,193,690
                                                                                  ------------------  -----------------

       Total Investments                                                                 3,419,655           3,465,042


CASH AND CASH EQUIVALENTS                                                                  130,429              92,730
ACCRUED INVESTMENT INCOME                                                                   69,884              71,001
DEFERRED POLICY ACQUISITION COSTS                                                          470,938             494,088
FEDERAL INCOME TAXES - DEFERRED                                                                  -              10,902
REINSURANCE RECEIVABLES                                                                      9,428               3,090
AFFILIATED RECEIVABLES - NET                                                                     -                 667
RECEIVABLES FROM SECURITIES SOLD                                                             2,317               2,578
OTHER ASSETS                                                                                41,912              40,614
SEPARATE ACCOUNTS ASSETS                                                                11,305,453          12,362,798
                                                                                  ------------------  -----------------




TOTAL ASSETS                                                                       $    15,450,016     $    16,543,510
                                                                                  ==================  =================

See accompanying notes to financial statements.

================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY                                                     2001                2000
------------------------------------                                                     ----                ----
LIABILITIES:
    POLICYHOLDER LIABILITIES AND ACCRUALS:
       Policyholders' account balances                                             $     3,255,791     $     3,421,873
       Claims and claims settlement expenses                                                95,020              85,673
                                                                                  ------------------  -----------------
                  Total policyholder liabilities and accruals                            3,350,811           3,507,546

    OTHER POLICYHOLDER FUNDS                                                                14,239              17,678
    LIABILITY FOR GUARANTY FUND ASSESSMENTS                                                  8,449              10,250
    FEDERAL INCOME TAXES - DEFERRED                                                         13,931                   -
    FEDERAL INCOME TAXES - CURRENT                                                           5,522               5,134
    PAYABLES FOR SECURITIES PURCHASED                                                       29,795               1,328
    AFFILIATED PAYABLES - NET                                                                3,736                   -
    UNEARNED POLICY CHARGE REVENUE                                                         113,676             101,182
    OTHER LIABILITIES                                                                        7,594              32,074
    SEPARATE ACCOUNTS LIABILITIES                                                       11,298,821          12,356,035
                                                                                  ------------------  -----------------
                  Total Liabilities                                                     14,846,574          16,031,227
                                                                                  ------------------  -----------------

STOCKHOLDER'S EQUITY:
    Common stock ($10 par value; authorized: 1,000,000 shares; issued and
       outstanding: 250,000 shares)                                                          2,500               2,500
    Additional paid-in capital                                                             347,324             347,324
    Retained earnings                                                                      273,046             194,808
    Accumulated other comprehensive loss                                                   (19,428)            (32,349)
                                                                                  ------------------  -----------------
                  Total Stockholder's Equity                                               603,442             512,283
                                                                                  ------------------  -----------------


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                         $    15,450,016     $    16,543,510
                                                                                  ==================  =================

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                            2001            2000           1999
                                                                            ----            ----           ----
REVENUES:

   Policy charge revenue                                               $     253,837   $     268,252  $      233,029
   Net investment income                                                     221,872         239,173         253,835
   Net realized investment gains (losses)                                    (13,844)             59           8,875
                                                                       -------------   -------------  --------------

               Total Revenues                                                461,865         507,484         495,739
                                                                       -------------   -------------  --------------

BENEFITS AND EXPENSES:
   Interest credited to policyholders' account balances                      153,111         164,216         175,839
   Market value adjustment expense                                             2,296             481           2,400
   Policy benefits (net of reinsurance recoveries: 2001 - $16,562;
      2000 - $14,594; 1999 - $14,175)                                         37,773          21,616          32,983
   Reinsurance premium ceded                                                  24,535          23,913          21,691
   Amortization of deferred policy acquisition costs                          59,335          53,523          65,607
   Insurance expenses and taxes                                               65,700          57,592          53,377
                                                                       -------------   -------------  --------------

               Total Benefits and Expenses                                   342,750         321,341         351,897
                                                                       -------------   -------------  --------------

                  Earnings Before Federal Income Tax Provision               119,115         186,143         143,842
                                                                       -------------   -------------  --------------

FEDERAL INCOME TAX PROVISION (BENEFIT):
   Current                                                                    23,002          43,531          48,846
   Deferred                                                                   17,875          16,931          (1,135)
                                                                       -------------   -------------  --------------

               Total Federal Income Tax Provision                             40,877          60,462          47,711
                                                                       -------------   -------------  --------------


NET EARNINGS                                                           $      78,238   $     125,681  $       96,131
                                                                       =============   =============  ==============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                                      2001           2000           1999
                                                                                      ----           ----           ----
NET EARNINGS                                                                     $     78,238   $   125,681    $   96,131
                                                                                 -------------  -------------  -------------

OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains (losses) on available-for-sale securities:
      Net unrealized holding gains (losses) arising during the period                  31,567        64,027      (143,202)
      Reclassification adjustment for (gains) losses included in net earnings          13,361           428        (8,347)
                                                                                 -------------  -------------  -------------

       Net unrealized gains (losses) on investment securities                          44,928        64,455      (151,549)

      Adjustments for:
              Policyholder liabilities                                                 (9,498)      (13,859)       31,959
              Deferred policy acquisition costs                                       (15,551)      (23,310)       42,890
              Deferred federal income taxes                                            (6,958)       (9,550)       26,845
                                                                                 -------------  -------------  -------------

   Total other comprehensive income (loss), net of tax                                 12,921        17,736       (49,855)
                                                                                 -------------  -------------  -------------

COMPREHENSIVE INCOME                                                             $     91,159   $   143,417    $   46,276
                                                                                 =============  =============  =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands, except common stock par value and shares)
================================================================================

                                                                                          Accumulated
                                                           Additional                        other            Total
                                               Common       paid-in       Retained       comprehensive    stockholder's
                                               stock        capital       earnings            loss            equity
                                            -----------  -------------  ------------   -----------------  --------------
BALANCE, JANUARY 1, 1999                    $     2,000  $     347,324  $    173,496   $            (230) $      522,590

   Stock dividend paid to parent
      ($10 par value, 50,000 shares)                500                         (500)                                  -
   Cash dividend paid to parent                                             (135,000)                           (135,000)
   Net earnings                                                               96,131                              96,131
   Other comprehensive loss, net of tax                                                          (49,855)        (49,855)
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 1999                        2,500        347,324       134,127             (50,085)        433,866

   Cash dividend paid to parent                                              (65,000)                            (65,000)
   Net earnings                                                              125,681                             125,681
   Other comprehensive income, net of tax                                                         17,736          17,736
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 2000                        2,500        347,324       194,808             (32,349)        512,283

   Net earnings                                                               78,238                              78,238
   Other comprehensive income, net of tax                                                         12,921          12,921
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 2001                  $     2,500  $     347,324  $    273,046   $         (19,428) $      603,442
                                            ===========  =============  ============   =================  ==============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                                  2001             2000            1999
                                                                                  ----             ----            ----
Cash Flows From Operating Activities:
  Net earnings                                                              $        78,238  $       125,681  $       96,131
  Noncash items included in earnings:
    Amortization of deferred policy acquisition costs                                59,335           53,523          65,607
    Capitalization of policy acquisition costs                                      (51,736)         (95,006)        (92,992)
    Accretion of investments                                                         (1,033)          (1,338)         (1,649)
    Interest credited to policyholders' account balances                            153,111          164,216         175,839
    Provision (benefit) for deferred Federal income tax                              17,875           16,931          (1,135)
  (Increase) decrease in operating assets:
    Accrued investment income                                                         1,117            2,166             292
    Reinsurance receivables                                                          (6,338)           1,104          (1,301)
    Affiliated receivables                                                              667             (380)           (287)
    Other                                                                            (1,298)           6,827            (929)
  Increase (decrease) in operating liabilities:
    Claims and claims settlement expenses                                             9,347              (23)         21,771
    Other policyholder funds                                                         (3,439)          (7,417)          4,293
    Liability for guaranty fund assessments                                          (1,801)          (4,639)          1,025
    Federal income taxes - current                                                      388           (7,672)         (3,034)
    Affiliated payables                                                               3,736                -            (822)
    Unearned policy charge revenue                                                   12,494           23,519          22,428
    Other                                                                           (24,695)           6,206           1,595
  Other operating activities:
    Net realized investment (gains) losses (excluding losses on cash and
     cash equivalents)                                                               13,844              (60)         (8,892)
                                                                            ---------------- ---------------- ----------------

      Net cash and cash equivalents provided by operating activities                259,812          283,638         277,940
                                                                            ---------------- ---------------- ----------------

Cash Flow From Investing Activities:
  Proceeds from (payments for):
    Sales of available-for-sale securities                                          279,420          143,373         595,836
    Maturities of available-for-sale securities                                     342,148          260,953         378,914
    Purchases of available-for-sale securities                                     (512,979)        (243,292)       (748,436)
    Trading account securities                                                         (214)            (372)           (154)
    Sales of real estate held-for-sale                                                    -            1,375          13,282
    Policy loans on insurance contracts                                                (788)         (34,527)        (19,707)
    Recapture of investment in separate accounts                                          -              665          12,267
    Investment in separate accounts                                                  (1,009)          (2,195)         (5,381)
                                                                            ---------------- ---------------- ----------------

      Net cash and cash equivalents provided by investing activities                106,578          125,980         226,621
                                                                            ---------------- ---------------- ----------------

See accompanying notes to financial statements.                      (Continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Continued)(Dollars in thousands)
================================================================================

                                                                                     2001               2000               1999
                                                                                     ----               ----               ----
Cash Flows from Financing Activities:
  Proceeds from (payments for):
    Dividends paid to parent                                                   $             -    $       (65,000)   $     (135,000)
    Policyholder deposits                                                            1,090,788          1,469,839         1,196,120
    Policyholder withdrawals (including transfers to/from separate accounts)        (1,419,479)        (1,813,908)       (1,568,877)
                                                                               ---------------    ---------------    --------------

      Net cash and cash equivalents used by financing activities                      (328,691)          (409,069)         (507,757)
                                                                               ---------------    ---------------    --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    37,699                549            (3,196)

CASH AND CASH EQUIVALENTS
   Beginning of year                                                                    92,730             92,181            95,377
                                                                               ---------------    ---------------    --------------

   End of year                                                                 $       130,429    $        92,730    $       92,181
                                                                               ===============    ===============    ==============

Supplementary Disclosure of Cash Flow Information:
   Cash paid to affiliates for:
      Federal income taxes                                                     $        22,614    $        51,203    $       51,880
      Interest                                                                             639                850               688

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)
================================================================================

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Merrill Lynch Life Insurance Company (the "Company") is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."). The Company is domiciled in the State of Arkansas.

The Company sells non-participating life insurance and annuity products including variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. During 2001, the Company discontinued manufacturing and marketing estate planning life insurance products. The Company is currently licensed to sell insurance and annuities in forty-nine states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. The Company markets its products solely through the retail network of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly owned broker-dealer subsidiary of Merrill Lynch & Co.

BASIS OF REPORTING: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates that affect the reported amounts and disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

The significant accounting policies and related judgements underlying the Company's financial statements are summarized below. In applying these policies, management makes subjective and complex judgements that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance industry; others are specific to the Company's business and operations.

For the purpose of reporting cashflows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

To facilitate comparisons with the current year, certain amounts in the prior years have been reclassified.

REVENUE RECOGNITION: Revenues for variable annuity contracts consist of policy charges for mortality and expense risks, administration fees, and annual contract maintenance charges, as well as withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

Revenues for variable life insurance contracts consist of policy charges for mortality and expense risks, cost of insurance fees, and amortization of front-end and deferred sales charges, as well as withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

Revenues for interest-sensitive annuity contracts (market value adjusted annuities and immediate annuities) and interest-sensitive life insurance contracts (single premium whole life insurance - not currently marketed) consist of investment income and withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

INVESTMENTS: The Company's investments in debt and equity securities are classified as either available-for-sale or trading and are reported at estimated fair value. Unrealized gains and losses on available-for-sale securities are included in stockholder's equity as a component of accumulated other comprehensive loss, net of tax. Unrealized gains and losses on trading account securities are included in net realized investment gains (losses). If management determines that a decline in the value of a security is other-than-temporary, based on the review of current market conditions and credit quality, the carrying value is adjusted to estimated fair value and the decline in value is recorded as a net realized investment loss.

For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date, and interest income is accrued daily. For equity securities, dividends are recognized on the dividend declaration date. Realized gains and losses on the sale or maturity of investments are determined on the basis of specific identification. Investment transactions are recorded on the trade date.

Certain fixed maturity securities are considered non-investment grade. The Company defines non-investment grade fixed maturity securities as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB- or higher.

Real estate held-for-sale is stated at estimated fair value less estimated selling costs.

Policy loans on insurance contracts are stated at unpaid principal balances.

Investments in limited partnerships are carried at cost.

DEFERRED POLICY ACQUISITION COSTS: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. The impact of these revisions on cumulative amortization is recorded as a charge or credit to current operations. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance that are primarily related to and vary with the production of new business. Insurance expenses and taxes reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing inforce policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

During 1990, the Company entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-five year period using an effective interest rate of 7.5%. This reinsurance agreement provided for payment of contingent ceding commissions, for a ten year period, based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions were capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                                                          2001                   2000                    1999
                                                          ----                   ----                    ----
    Beginning balance                               $      105,503         $       102,074         $       101,793
    Capitalized amounts                                        147                  10,891                  11,759
    Interest accrued                                         7,913                   7,656                   7,634
    Amortization                                           (17,694)                (15,118)                (19,112)
                                                    ----------------       ----------------        ----------------
    Ending balance                                  $       95,869         $       105,503         $       102,074
                                                    ================       ================        ================

The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                                      2002                 $ 5,043
                                      2003                 $ 5,169
                                      2004                 $ 5,506
                                      2005                 $ 5,910
                                      2006                 $ 6,810

SEPARATE ACCOUNTS: Separate Accounts are established in conformity with Arkansas State Insurance law and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to general claims of the Company only to the extent the value of such assets exceeds Separate Accounts liabilities. At December 31, 2001 and 2000, the Company's Separate Accounts assets exceeded Separate Accounts liabilities by $6,632 and $6,763, respectively. This excess represents the Company's temporary investment in certain Separate Accounts investment divisions that were made to facilitate the establishment of those investment divisions.

Net investment income and net realized and unrealized gains (losses) attributable to Separate Accounts assets accrue directly to contract owners and are not reported as revenue in the Company's statements of earnings.

Assets and liabilities of Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract owners, are shown as separate captions in the balance sheets.

POLICYHOLDERS' ACCOUNT BALANCES: Liabilities for the Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest-crediting rates for the Company's fixed-rate products are as follows:

    Interest-sensitive life products                          4.00% - 4.85%
    Interest-sensitive deferred annuities                     1.00% - 7.40%
    Immediate annuities                                       3.00% - 11.00%

These rates may be changed at the option of the Company after initial guaranteed rates expire, unless contracts are subject to minimum interest rate guarantees.

CLAIMS AND CLAIMS SETTLEMENT EXPENSES: Liabilities for claims and claims settlement expenses equal the death benefit (plus accrued interest) for claims that have been reported to the Company but have not settled and an estimate, based upon prior experience, for unreported claims. Additionally, the Company has established a mortality benefit accrual for its variable annuity products.

INCOME TAXES: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current federal income tax liability.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Insurance companies are generally subject to taxes on premiums and in substantially all states are exempt from state income taxes.

UNEARNED POLICY CHARGE REVENUE: Certain variable life insurance products contain policy charges that are assessed at policy issuance. These policy charges are deferred and amortized into policy charge revenue based on the estimated future gross profits for each group of contracts. The Company records a liability equal to the unamortized balance of these policy charges.

DERIVATIVES: On January 1, 2001, the Company adopted the provisions of SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No.133 requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. At December 31, 2001, the fair value of derivatives was immaterial. The accounting treatment for changes in fair value for derivatives is dependent upon whether the derivative qualifies for hedge accounting. As defined by SFAS No. 133, the Company does not have any derivatives that qualify for hedge accounting and, as such, changes in fair value of the Company's derivatives instruments are recorded in earnings. At December 31, 2001, the change in fair value of derivatives did not have a material impact on earnings.

NOTE 2. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are carried at fair value or amounts that approximate fair value. The carrying value of financial instruments as of December 31 were:

                                                                                          2001             2000
                                                                                     --------------- ---------------
    Assets:
       Fixed maturity securities (1)                                                 $   2,007,123   $    2,012,016
       Equity securities (1)                                                               163,701          204,617
       Trading account securities (1)                                                       23,636           24,859
       Limited partnerships (2)                                                             11,270           10,413
       Policy loans on insurance contracts (3)                                           1,194,478        1,193,690
       Cash and cash equivalents (4)                                                       130,429           92,730
       Separate Accounts assets (5)                                                     11,305,453       12,362,798
                                                                                     --------------- ---------------

    Total financial instruments                                                      $  14,836,090   $   15,901,123
                                                                                     =============== ===============

(1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company utilizes pricing services and broker quotes. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 2001 and 2000, securities without a readily ascertainable market value, having an amortized cost of $443,607 and $479,301, had an estimated fair value of $438,897 and $469,397, respectively.

(2) The Company has investments in three limited partnerships that do not have readily ascertainable market values. Management has estimated the fair value as equal to cost based on the review of the underlying investments of the partnerships.

(3) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

(4) The estimated fair value of cash and cash equivalents approximates the carrying value.

(5) Assets held in Separate Accounts are carried at the net asset value provided by the fund managers.

NOTE 3. INVESTMENTS

The amortized cost and estimated fair value of investments in fixed maturity securities and equity securities (excluding trading account securities) as of December 31 were:

                                                                                     2001
                                                        --------------------------------------------------------------
                                                            Cost /          Gross           Gross          Estimated
                                                          Amortized       Unrealized      Unrealized          Fair
                                                             Cost           Gains           Losses           Value
                                                        --------------  --------------  --------------   -------------
    Fixed maturity securities:
       Corporate debt securities                        $    1,807,398  $       36,673  $       41,417   $   1,802,654
       Mortgage-backed securities                               69,216           3,246              30          72,432
       U.S. Government and agencies                             97,905           1,503           2,104          97,304
       Foreign governments                                      18,739             263             765          18,237
       Municipals                                               15,871             637              12          16,496
                                                        --------------  --------------  --------------   -------------

             Total fixed maturity securities            $    2,009,129  $       42,322  $       44,328   $   2,007,123
                                                        ==============  ==============  ==============   =============

    Equity securities:
       Non-redeemable preferred stocks                  $      167,959  $        1,479  $        5,737   $     163,701
                                                        ==============  ==============  ==============   =============



                                                                                     2000
                                                        --------------------------------------------------------------
                                                            Cost /          Gross           Gross         Estimated
                                                          Amortized       Unrealized      Unrealized         Fair
                                                             Cost           Gains           Losses          Value
                                                        --------------  --------------  --------------  --------------
    Fixed maturity securities:
       Corporate debt securities                        $    1,765,321  $       14,566  $       50,489  $    1,729,398
       Mortgage-backed securities                               96,815           2,609              73          99,351
       U.S. Government and agencies                            147,648             721           3,227         145,142
       Foreign governments                                      24,451             115           2,870          21,696
       Municipals                                               16,098             339               8          16,429
                                                        --------------  --------------  --------------  --------------

             Total fixed maturity securities            $    2,050,333  $       18,350  $       56,667  $    2,012,016
                                                        ==============  ==============  ==============  ==============

    Equity securities:
       Non-redeemable preferred stocks                  $      218,632  $          501  $       14,516  $      204,617
                                                        ==============  ==============  ==============  ==============

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001 by contractual maturity were:

                                                                                                      Estimated
                                                                     Amortized                           Fair
                                                                        Cost                            Value
                                                                 -----------------                -----------------
    Fixed maturity securities:
       Due in one year or less                                   $        280,072                 $        282,495
       Due after one year through five years                              873,873                          883,759
       Due after five years through ten years                             478,164                          469,448
       Due after ten years                                                307,804                          298,989
                                                                 -----------------                -----------------
                                                                        1,939,913                        1,934,691

       Mortgage-backed securities                                          69,216                           72,432
                                                                 -----------------                -----------------

          Total fixed maturity securities                        $      2,009,129                 $      2,007,123
                                                                 =================                =================

Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001 by rating agency equivalent were:

                                                                                                      Estimated
                                                                     Amortized                           Fair
                                                                        Cost                            Value
                                                                 -----------------                -----------------
    AAA                                                          $        291,597                 $        294,516
    AA                                                                    184,301                          183,964
    A                                                                     555,642                          561,610
    BBB                                                                   887,364                          883,612
    Non-investment grade                                                   90,225                           83,421
                                                                 -----------------                -----------------

          Total fixed maturity securities                        $      2,009,129                 $      2,007,123
                                                                 =================                =================

The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in connection with unrealized holding gains or losses on investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized holding gains or losses had actually been realized, with corresponding credits or charges reported in accumulated other comprehensive loss, net of taxes. The components of net unrealized gains (losses) included in accumulated other comprehensive loss at December 31 were as follows:

                                                                                       2001                       2000
                                                                                       ----                       ----
    Assets:
        Fixed maturity securities                                                $        (2,006)           $       (38,317)
        Equity securities                                                                 (4,258)                   (14,015)
        Deferred policy acquisition costs                                                  3,706                     19,257
        Federal income taxes - deferred                                                        -                     17,419
        Separate Accounts assets                                                          (1,493)                      (353)
                                                                                 ----------------           ----------------
                                                                                          (4,051)                   (16,009)
                                                                                 ----------------           ----------------

    Liabilities:
        Federal income taxes - deferred                                                  (10,461)                         -
        Policyholders' account balances                                                   25,838                     16,340
                                                                                 ----------------           ----------------
                                                                                          15,377                     16,340
                                                                                 ----------------           ----------------

    Stockholder's equity:
        Accumulated other comprehensive loss                                     $       (19,428)           $       (32,349)
                                                                                 ================           ================

The Company maintains a trading portfolio comprised of convertible debt and equity securities. The net unrealized holdings gains (losses) on trading account securities included in net realized investment gains (losses) were $462, ($3,614) and $3,112 at December 31, 2001, 2000 and 1999, respectively.

Proceeds and gross realized investment gains and losses from the sale of available-for-sale securities for the years ended December 31 were:

                                                                         2001             2000            1999
                                                                         ----             ----            ----
    Proceeds                                                       $      279,420   $     143,373   $      595,836
    Gross realized investment gains                                         4,913           1,342           12,196
    Gross realized investment losses                                      (17,320)          4,319           15,936

The Company had investment securities with a carrying value of $25,859 and $25,118 that were deposited with insurance regulatory authorities at December 31, 2001 and 2000, respectively.

Excluding investments in U.S. Government and Agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

Net investment income arose from the following sources for the years ended December 31:

                                                                       2001               2000               1999
                                                                       ----               ----               ----
    Fixed maturity securities                                    $       139,285    $       155,664    $      170,376
    Equity securities                                                     15,342             17,011            16,670
    Real estate held-for-sale                                                924              3,375             3,792
    Policy loans on insurance contracts                                   62,695             61,411            60,445
    Cash and cash equivalents                                              7,578              7,504             7,955
    Other                                                                    335                 35                88
                                                                 ----------------   ----------------   ----------------

    Gross investment income                                              226,159            245,000           259,326
    Less investment expenses                                              (4,287)            (5,827)           (5,491)
                                                                 ----------------   ----------------   ----------------

    Net investment income                                        $       221,872    $       239,173    $      253,835
                                                                 ================   ================   ================


Net realized investment gains (losses), including other-than-temporary writedowns in carrying value, for the years ended December 31 were as follows:

                                                                       2001               2000               1999
                                                                       ----               ----               ----
    Fixed maturity securities                                    $      (12,035)    $       (1,531)    $      (3,721)
    Equity securities                                                      (372)            (1,446)              (19)
    Trading account securities                                           (1,437)             2,275             4,778
    Investment in Separate Accounts                                           -                 12               460
    Real estate held-for-sale                                                 -                750             7,394
    Cash and cash equivalents                                                 -                 (1)              (17)
                                                                 ----------------   ----------------   ----------------

    Net realized investment gains (losses)                       $      (13,844)    $           59     $       8,875
                                                                 ================   ================   ================

NOTE 4. FEDERAL INCOME TAXES

The following is a reconciliation of the provision for income taxes based on earnings before income taxes, computed using the Federal statutory tax rate, versus the reported provision for income taxes for the years ended December 31:

                                                                            2001               2000              1999
                                                                            ----               ----              ----
    Provision for income taxes computed at Federal statutory rate     $        41,690    $       65,150    $        50,345
    Increase (decrease) in income taxes resulting from:
         Dividend received deduction                                           (1,024)           (1,758)            (1,594)
         Foreign tax credit                                                      (310)           (2,930)            (1,040)
         Non-deductible fees                                                      521                 -                  -
                                                                      ---------------    --------------    ---------------
    Federal income tax provision                                      $        40,877    $       60,462    $        47,711
                                                                      ===============    ==============    ===============

The Federal statutory rate for each of the three years in the period ended December 31, 2001 was 35%.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                                           2001           2000           1999
                                                                           ----           ----           ----
    Deferred policy acquisition costs                                $      (2,336)  $     13,254   $       8,822
    Policyholders' account balances                                         19,520          2,589          (9,635)
    Liability for guaranty fund assessments                                    630          1,624            (359)
    Investment adjustments                                                      61           (536)            (27)
    Other                                                                        -              -              64
                                                                     -------------   ------------   -------------

    Deferred Federal income tax provision (benefit)                  $      17,875   $     16,931   $      (1,135)
                                                                     =============   ============   =============

Deferred tax assets and liabilities as of December 31 are determined as follows:

                                                                                    2001                  2000
                                                                                    ----                  ----
    Deferred tax assets:
        Policyholders' account balances                                        $       93,658       $      113,178
        Investment adjustments                                                          2,453                2,514
        Liability for guaranty fund assessments                                         2,957                3,587
        Net unrealized investment loss on investment securities                        10,461               17,419
                                                                               ---------------      ----------------
             Total deferred tax assets                                                109,529              136,698
                                                                               ---------------      ----------------

    Deferred tax liabilities:
        Deferred policy acquisition costs                                             119,472              121,808
        Other                                                                           3,988                3,988
                                                                               ---------------      ----------------
             Total deferred tax liabilities                                           123,460              125,796
                                                                               ---------------      ----------------

             Net deferred tax asset (liability)                                $      (13,931)      $       10,902
                                                                               ===============      ================

The Company anticipates that all deferred tax assets will be realized; therefore no valuation allowance has been provided.

NOTE 5. REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on single life policies and $750 on joint life policies.

Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $731 that can be drawn upon for delinquent reinsurance recoverables.

As of December 31, 2001 the Company had the following life insurance inforce:

                                                                                                        Percentage
                                                  Ceded to          Assumed                             of amount
                                 Gross             other           from other             Net           assumed to
                                 amount          companies         companies             amount            net
                             --------------    --------------    --------------     ---------------    -------------
      Life insurance
          inforce              $14,036,930        $4,334,463            $1,128          $9,703,595            0.01%

The Company had entered into an indemnity reinsurance agreement with an unaffiliated insurer whereby the Company coinsures, on a modified coinsurance basis, 50% of the unaffiliated insurer's variable annuity premiums sold through the Merrill Lynch & Co. distribution system. During 2001, the agreement was amended whereby the Company ceased reinsuring variable annuity premiums sold subsequent to June 30, 2001.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $50,575, $47,732 and $43,410 for the years ended December 31, 2001, 2000 and
1999, respectively. Charges attributable to this agreement are included in insurance expenses and taxes, except for investment related expenses, which are included in net investment income. The Company is allocated interest expense on its accounts payable to MLIG that approximates the daily Federal funds rate. Total intercompany interest incurred was $639, $850 and $688 for 2001, 2000 and 1999, respectively. Intercompany interest is included in net investment income. While management believes that these fees are calculated on a reasonable basis, they may not necessarily be indicative of the costs that would have been incurred on a stand-alone basis.

The Company and Merrill Lynch Investment Managers, L.P. ("MLIM") are parties to a service agreement whereby MLIM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLIM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $1,990, $2,042 and $1,823 for 2001, 2000 and 1999, respectively.

MLIG has entered into agreements with MLIM and Mercury Advisors ("Mercury"), a division of MLIM and formerly known as Hotchkis & Wiley, with respect to administrative services for the Merrill Lynch Series Fund, Inc., Merrill Lynch Variable Series Funds, Inc., and Mercury HW Variable Trust, formerly known as Hotchkis & Wiley Variable Trust (collectively, "the Funds"). The Company invests in the various mutual fund portfolios of the Funds in connection with the variable life insurance and annuity contracts the Company has inforce. Under this agreement, MLIM and Mercury pay compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Funds to MLIM and Mercury. The Company received from MLIG its allocable share of such compensation in the amount of $21,667, $23,269 and $21,630 during 2001, 2000 and 1999, respectively. Revenue attributable to these agreements is included in policy charge revenue.

The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $65,021, $94,841 and $88,955 for 2001, 2000 and 1999, respectively. Substantially all of these commissions were capitalized as deferred policy acquisition costs and are being amortized in accordance with the policy discussed in Note 1.

Affiliated agreements generally contain reciprocal indemnity provisions pertaining to each party's representations and contractual obligations thereunder.

NOTE 7. STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

The Company paid no dividends in 2001. During 2000 and 1999, the Company paid cash dividends to MLIG of $65,000 and $135,000, respectively. Of these cash dividends, $38,482 and $105,793, respectively, were extraordinary dividends as defined by Arkansas Insurance Law and were paid pursuant to approval granted by the Arkansas Insurance Commissioner. The Company also paid a $500 stock dividend to MLIG during 1999.

At December 31, 2001 and 2000, approximately $30,899 and $25,020, respectively, of stockholder's equity was available for distribution to MLIG. Statutory capital and surplus at December 31, 2001 and 2000, were $311,490 and $252,704, respectively.

Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices differ from principles utilized in these financial statements as follows: policy acquisition costs are expensed as incurred, future policy benefit reserves are established using different actuarial assumptions, provisions for deferred income taxes are limited to temporary differences that will be recognized within one year, and securities are valued on a different basis. The Company's statutory net income for 2001, 2000 and 1999 was $48,108, $49,533 and $106,266, respectively.

On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles ("Codification"). The purpose of Codification is to standardize regulatory accounting and reporting for the insurance industry. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company's state of domicile has adopted Codification. The impact of adopting Codification resulted in a $4,779 increase in statutory surplus.

The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 2001 and 2000, based on the RBC formula, the Company's total adjusted capital level was in excess of the minimum amount of capital required to avoid regulatory action.

NOTE 8. COMMITMENTS AND CONTINGENCIES

State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). The Company has utilized public information to estimate what future assessments it will incur as a result of insolvencies. At December 31, 2001 and 2000, the Company has established an estimated liability for future guaranty fund assessments of $8,449 and $10,250, respectively. The Company regularly monitors public information regarding insurer insolvencies and adjusts its estimated liability as appropriate.

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

During 2000, the Company committed to participate in a limited partnership. As of December 31, 2001, $3,220 has been advanced towards the Company's $10,000 commitment to the limited partnership.

NOTE 9. SERVICE CENTER INTEGRATION

During the second quarter 2001, the Company announced plans to consolidate its life and annuity policy administration service centers into one location. The consolidation was completed during the third quarter 2001. Costs incurred related to the consolidation were $10.7 million and are reported in insurance expenses and taxes. At December 31, 2001, costs incurred and unpaid were $6.0 million.

NOTE 10. SEGMENT INFORMATION

In reporting to management, the Company's operating results are categorized into two business segments: Life Insurance and Annuities. The Company's Life Insurance segment consists of variable life insurance products and interest-sensitive life insurance products. The Company's Annuity segment consists of variable annuities and interest-sensitive annuities. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. All revenue and expense transactions are recorded at the product level and accumulated at the business segment level for review by management. The "Other" category, presented in the following segment financial information, represents net revenues and earnings on assets that do not support life or annuity contract owner liabilities.

The following table summarizes each business segment's contribution to the consolidated amounts:

                                                     Life
    2001                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        34,815  $         31,302   $       2,644   $        68,761
    Other revenues                                     101,685           139,727          (1,419)          239,993
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       136,500           171,029           1,225           308,754
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     21,320            16,453               -            37,773
    Reinsurance premium ceded                           24,531                 4               -            24,535
    Amortization of deferred policy
       acquisition costs                                30,913            28,422               -            59,335
    Other non-interest expenses                         18,097            49,899               -            67,996
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         94,861            94,778               -           189,639
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal income
        tax provision                                   41,639            76,251           1,225           119,115
    Income tax expense                                  15,607            24,841             429            40,877
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        26,032  $         51,410   $         796   $        78,238
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     5,674,704  $      9,625,104   $     150,208   $    15,450,016
    Deferred policy acquisition costs                  251,245           219,693               -           470,938
    Policyholder liabilities and accruals            2,094,195         1,256,616               -         3,350,811
    Other policyholder funds                             9,236             5,003               -            14,239

                                                     Life
    2000                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        38,265  $         27,199   $       9,493   $        74,957
    Other revenues                                     107,030           160,955             326           268,311
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       145,295           188,154           9,819           343,268
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     20,371             1,245               -            21,616
    Reinsurance premium ceded                           23,913                 -               -            23,913
    Amortization of deferred policy
       acquisition costs                                 5,025            48,498               -            53,523
    Other non-interest expenses                         16,656            41,417               -            58,073
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         65,965            91,160               -           157,125
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal
        income tax provision                            79,330            96,994           9,819           186,143
    Income tax expense                                  26,362            30,663           3,437            60,462
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        52,968  $         66,331   $       6,382   $       125,681
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     6,175,339  $     10,285,993   $      82,178   $    16,543,510
    Deferred policy acquisition costs                  277,408           216,680               -           494,088
    Policyholder liabilities and accruals            2,133,700         1,373,846               -         3,507,546
    Other policyholder funds                            11,243             6,435               -            17,678

                                                     Life
    1999                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        36,805  $         31,098   $      10,093   $        77,996
    Other revenues                                      94,821           140,541           6,542           241,904
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       131,626           171,639          16,635           319,900
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     16,569            16,414               -            32,983
    Reinsurance premium ceded                           21,691                 -               -            21,691
    Amortization of deferred policy
       acquisition costs                                22,464            43,143               -            65,607
    Other non-interest expenses                         16,728            39,049               -            55,777
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         77,452            98,606               -           176,058
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal
        income tax provision                            54,174            73,033          16,635           143,842
    Income tax expense                                  18,442            23,447           5,822            47,711
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        35,732  $         49,586   $      10,813   $        96,131
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     6,492,686  $     10,523,453   $     101,910   $    17,118,049
    Deferred policy acquisition costs                  251,017           224,898               -           475,915
    Policyholder liabilities and accruals            2,150,671         1,522,892               -         3,673,563
    Other policyholder funds                            18,345             6,750               -            25,095

(a) Management considers investment income net of interest credited to policyholders' account balances in evaluating results.

The table below summarizes the Company's net revenues by product for 2001, 2000 and 1999:

                                                             2001           2000           1999
                                                       -------------   ------------   ------------
    Life Insurance
                    Variable life insurance            $     110,842   $    116,664   $    104,036
                    Interest-sensitive life insurance         25,658         28,631         27,590
                                                       -------------   ------------   ------------

                    Total Life Insurance                     136,500        145,295        131,626
                                                       -------------   ------------   ------------

    Annuities
                    Variable annuities                       152,427        154,200        130,039
                    Interest-sensitive annuities              18,602         33,954         41,600
                                                       -------------   ------------   ------------

                    Total Annuities                          171,029        188,154        171,639
                                                       -------------   ------------   ------------

    Other                                                      1,225          9,819         16,635
                                                       -------------   ------------   ------------

    Total                                              $     308,754   $    343,268   $    319,900
                                                       =============   ============   ============

                                    * * * * *

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements
      (1) Financial Statements of Merrill Lynch Life Insurance Company for the three years ended December 31, 2001 and the Notes relating thereto appear in the Statement of Additional
                Information.
(b)  Exhibits
      (1)      Resolution of the Board of Directors of Merrill Lynch Life
                Insurance Company establishing the Merrill Lynch Life
                Variable Annuity Separate Account C. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, Registration No. 333-73544 Filed November 16, 2001.)
      (2)      Not Applicable.
      (3)      Form of Underwriting Agreement Between Merrill Lynch Life
                Insurance Company and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.
      (4) (a)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity. (Incorporated by Reference to
                Registrant's Registration Statement on Form N-4,
                Registration No. 333-73544 Filed November 16, 2001.)
          (b)  Individual Retirement Annuity Endorsement. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Registration Statement on Form N-4,
                Registration No. 333-90243 filed November 3, 1999.)
          (c)  Tax Sheltered Annuity Endorsement. (Incorporated by
                Reference to Registrant's Registration Statement on Form
                N-4, Registration No. 333-73544 Filed November 16, 2001.)
          (d)  Estate Enhancer Death Benefit Enhancement Rider.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No. 2 to Form N-4, Registration No. 333-90243 Filed July 24,
                2001.)
          (e) Death Benefit Endorsement ML056. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-63904 Filed June 26, 2001.)
          (f) Death Benefit Endorsement ML067. (Incorporated by Reference to Registrant's Registration Statement on Form N-4,
                Registration No. 333-73544 Filed November 16, 2001.)
          (g)  Qualified Plan Endorsement. (Incorporated by Reference to
                Registrant's Registration Statement on Form N-4,
                Registration No. 333-73544 Filed November 16, 2001.)
      (5)      Form of Application for the Flexible Premium Individual
                Deferred Variable Annuity. (Incorporated by Reference to
                Registrant's Registration Statement on Form N-4,
                Registration No. 333-73544 Filed November 16, 2001.)
      (6) (a) Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
          (b)  Amended and Restated By-Laws of Merrill Lynch Life Insurance
                Company. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
      (7)      Not Applicable.

                 (8)  (a)        Amended General Agency Agreement. (Incorporated by Reference to Merrill Lynch Life Variable
                                  Annuity Separate Account A's Post-Effective Amendment No. 5 to Form N-4, Registration No.
                                  33-43773 Filed April 28, 1994.)
                      (b)        Indemnity Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Life Agency,
                                  Inc. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                                  Post-Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed December 10, 1996.)
                      (c)        Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds,
                                  Inc. Relating to Maintaining Constant Net Asset Value for the Domestic Money Market Fund.
                                  (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                                  Post-Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed December 10, 1996.)
                      (d)        Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds,
                                  Inc. Relating to Valuation and Purchase Procedures. (Incorporated by Reference to Merrill Lynch
                                  Life Variable Annuity Separate Account A's Post Effective Amendment No. 10 to Form N-4,
                                  Registration No. 33-43773 Filed December 10, 1996.)
                      (e)        Amended Service Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Insurance
                                  Group, Inc. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account
                                  A's Post-Effective Amendment No. 5 to Form N-4, Registration No. 33-43773 Filed April 28, 1994.)
                      (f)        Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life
                                  Agency, Inc. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account
                                  A's Post-Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed December 10,
                                  1996.)
                      (g)        Form of Participation Agreement Between Merrill Lynch Variable Series Funds, Inc. and Merrill
                                  Lynch Life Insurance Company. (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                                  Separate Account A's Post-Effective Amendment No. 10 to Form N-4, Registration No. 33-43773 Filed
                                  December 10, 1996.)
                      (h)        Amendment to the Participation Agreement Between Merrill Lynch Variable Series Funds, Inc. and
                                  Merrill Lynch Life Insurance Company. (Incorporated by Reference to Merrill Lynch Life Variable
                                  Annuity Separate Account A's Registration Statement on Form N-4, Registration No. 333-90243 Filed
                                  November 3, 1999.)
                 (9)             Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered.
                (10)  (a)        Written Consent of Sutherland Asbill & Brennan LLP.
                      (b)        Written Consent of Deloitte & Touche LLP, independent auditors.
                      (c)        Written Consent of Barry G. Skolnick, Esq. See Exhibit 9.
                (11)             Not Applicable.
                (12)             Not Applicable.
                (13)             Schedule of Performance Computations.
                (14)  (a)        Power of Attorney from Barry G. Skolnick. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Post-Effective Amendment No. 4 to Form N-4, Registration
                                  No. 33-43773 Filed March 2, 1994.)
                      (b)        Power of Attorney from Matthew J. Rider. (Incorporated by Reference to Merrill Lynch Variable Life
                                  Separate Account's Form S-6, Registration No. 333-47844 Filed October 12, 2000.)
                      (c)        Power of Attorney from Nikos K. Kardassis. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Pre-Effective Amendment No. 1 to Form N-4, Registration No.
                                  333-63904 Filed September 7, 2001.)
                      (d)        Power of Attorney from H. McIntyre Gardner. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Registration Statement on Form N-4, Registration No.
                                  333-63904 Filed June 26, 2001.)

                      (e)        Power of Attorney from Christopher J. Grady. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Registration Statement on Form N-4, Registration No.
                                  333-63904 Filed June 26, 2001.)
                      (f)        Power of Attorney from Michael P. Cogswell. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Pre-Effective Amendment No. 1 to Form N-4, Registration No.
                                  333-63904 Filed September 10, 2001.)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR*


             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
Michael P. Cogswell............  7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
H. McIntyre Gardner............  4 World Financial Center    Director and Chairman of the Board.
                                 New York, NY 10080
Christopher J. Grady...........  7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
Nikos K. Kardassis.............  7 Roszel Road               Director, President and Chief Executive
                                 Princeton, NJ 08540         Officer.
Matthew J. Rider...............  7 Roszel Road               Director, Senior Vice President,
                                 Princeton, NJ 08540         Chief Financial Officer and Treasurer.
Barry G. Skolnick..............  7 Roszel Road               Director, Senior Vice President and
                                 Princeton, NJ 08540         General Counsel.
Diana Joyner...................  4804 Deer Lake Drive East   Senior Vice President, Administration.
                                 Jacksonville, FL 32246
Deborah J. Adler...............  7 Roszel Road               Vice President and Chief Actuary.
                                 Princeton, NJ 08540
Tracy A. Bartoy................  4804 Deer Lake Drive East   Vice President and Assistant
                                 Jacksonville, FL 32246      Secretary.
Toni DeChiara..................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Edward W. Diffin, Jr...........  7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Amy L. Ferrero.................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Thomas Funk....................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Frances Grabish................  7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Joseph E. Justice..............  7 Roszel Road               Vice President and Controller.
                                 Princeton, NJ 08540
Eric Lin.......................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Robin A. Maston................  7 Roszel Road               Vice President and Senior
                                 Princeton, NJ 08540         Compliance Officer.
Jane Michael...................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Kelly A. O'Dea.................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Shelley K. Parker..............  4804 Deer Lake Drive East   Vice President and Assistant
                                 Jacksonville, FL 32246      Secretary.
Terry L. Rapp..................  7 Roszel Road               Vice President, Senior Compliance
                                 Princeton, NJ 08540         Officer and Assistant Secretary.

             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
Julia Raven....................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Lori M. Salvo..................  7 Roszel Road               Vice President, Senior Counsel and
                                 Princeton, NJ 08540         Secretary.
Linda Skibik...................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Amy S. Winston.................  7 Roszel Road               Vice President and Director of
                                 Princeton, NJ 08540         Compliance.
Kelley Woods...................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246


---------------
* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.


     Merrill Lynch Life Insurance Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.


     A list of subsidiaries of Merrill Lynch & Co., Inc. ("ML & Co.") appears below.

                         SUBSIDIARIES OF THE REGISTRANT


     The following are subsidiaries of ML & Co. as of February 26, 2002 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case ML & Co. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1.02(w) of the Regulation S-X under the Securities Exchange Act of 1934.



                                                                          STATE OR
                          NAME                                     JURISDICTION OF ENTITY
                          ----                                     ----------------------
Merrill Lynch & Co., Inc................................        Delaware
  Merrill Lynch, Pierce, Fenner & Smith                         Delaware
     Incorporated(1)....................................
     Broadcort Capital Corp.............................        Delaware
     Merrill Lynch Life Agency Inc. (2).................        Washington
     Merrill Lynch Professional Clearing Corp. (3)......        Delaware
  Merrill Lynch Capital Services, Inc...................        Delaware
  Merrill Lynch Government Securities, Inc..............        Delaware
     Merrill Lynch Money Markets Inc....................        Delaware
  Merrill Lynch Group, Inc..............................        Delaware
     Merrill Lynch Investment Managers Group Limited            England
       (4)..............................................
       Merrill Lynch Investment Managers Holdings               England
          Limited.......................................
       Merrill Lynch Investment Managers Limited........        England
     Merrill Lynch Investment Managers, L.P. (5)........        Delaware
       MLIM Alternative Strategies LLC..................        Delaware
     Merrill Lynch Capital Partners, Inc................        Delaware
     Merrill Lynch Bank & Trust Co......................        New Jersey
     Merrill Lynch Insurance Group, Inc.................        Delaware
       Merrill Lynch Life Insurance Company.............        Arkansas
       ML Life Insurance Company of New York............        New York
     Merrill Lynch International Finance Corporation....        New York
       Merrill Lynch International Bank Limited.........        England
          Merrill Lynch Bank (Suisse) S.A...............        Switzerland
       Merrill Lynch Group Holdings Limited.............        Ireland
          Merrill Lynch Capital Markets Bank Limited....        Ireland
     Merrill Lynch Mortgage Capital Inc.................        Delaware
     Merrill Lynch Trust Company FSB....................        New Jersey
     MLDP Holdings, Inc. (6)............................        Delaware
       Merrill Lynch Derivative Products AG.............        Switzerland
     ML IBK Positions, Inc..............................        Delaware
       Merrill Lynch Capital Corporation................        Delaware
     ML Leasing Equipment Corp. (7).....................        Delaware
     Merrill Lynch Canada Holdings Company..............        Nova Scotia
       Merrill Lynch Canada Finance Company.............        Nova Scotia
       Merrill Lynch & Co., Canada Ltd..................        Ontario
          Merrill Lynch Canada Inc......................        Canada
  Merrill Lynch Bank USA................................        Utah
     Merrill Lynch Business Financial Services Inc......        Delaware
     Merrill Lynch Credit Corporation...................        Delaware
     Merrill Lynch New Jersey Investment Corporation....        New Jersey
     Merrill Lynch Utah Investment Corporation..........        Utah
  Merrill Lynch International Incorporated..............        Delaware

                                                                STATE OR
  NAME                                                          JURISDICTION OF ENTITY
  ----                                                          ----------------------
     Merrill Lynch (Australasia) Pty Limited............        New South Wales, Australia
       Merrill Lynch Finance (Australia) Pty Limited....        Victoria, Australia
       Merrill Lynch International (Australia) Limited
          (8)...........................................        New South Wales, Australia
  Merrill Lynch International Holdings Inc..............        Delaware
     Merrill Lynch Bank and Trust Company (Cayman)              Cayman Islands, British West
       Limited..........................................          Indies
     Merrill Lynch Capital Markets AG...................        Switzerland
     Merrill Lynch Europe PLC...........................        England
       Merrill Lynch Holdings Limited...................        England
          Merrill Lynch International (9)...............        England
       Merrill Lynch Capital Markets Espana S.A.
          S.V.B.........................................        Spain
       Merrill Lynch (Singapore) Pte. Ltd. (10).........        Singapore
     Merrill Lynch South Africa (Pty) Ltd. (11).........        South Africa
     Merrill Lynch Mexico, S.A. de C.V., Casa de
       Bolsa............................................        Mexico
     Merrill Lynch S.A. Sociedad de Bolsa...............        Argentina
     Banco Merrill Lynch S.A............................        Brazil
     Merrill Lynch S.A..................................        Luxembourg
     Merrill Lynch Europe Ltd...........................        Cayman Islands, British West
                                                                  Indies
     Merrill Lynch France S.A...........................        France
       Merrill Lynch Finance S.A........................        France
       Merrill Lynch Capital Markets (France) S.A.......        France
       Merrill Lynch, Pierce, Fenner & Smith SAF........        France
     Merrill Lynch (Asia Pacific) Limited...............        Hong Kong
       Merrill Lynch Far East Limited...................        Hong Kong
     Merrill Lynch Japan Securities Co., Ltd............        Japan
     Merrill Lynch Japan Finance Co., Ltd...............        Japan
  Herzog, Heine, Geduld, LLC............................        Delaware


---------------

 (1)  MLPF&S also conducts business as "Merrill Lynch & Co."



 (2) Similarly named affiliates and subsidiaries that engage in the sale of life insurance and annuity products are incorporated in various other jurisdictions.



 (3) The preferred stock of the corporation is owned by an unaffiliated group of investors.



 (4)  Held through several intermediate holding companies.



 (5) Merrill Lynch Investment Managers, L.P. is a limited partnership whose general partner is Princeton Services, Inc. and whose limited partner is ML & Co.



 (6) Merrill Lynch Group, Inc. owns 100% of this corporation's outstanding common voting stock. 100% of the outstanding preferred voting stock is held by outside parties.



 (7) This corporation has more than 45 direct or indirect subsidiaries operating in the United States and serving as either general partners or associate general partners of limited partnerships.



 (8)  Held through an intermediate subsidiary.



 (9)  Partially owned by another indirect subsidiary of ML & Co.



(10)  Held through intermediate subsidiaries.



(11)  Partially owned by another indirect subsidiary of ML & Co.


ITEM 27. NUMBER OF CONTRACTS


     As of the date hereof, there are no owners of the contracts.

ITEM 28. INDEMNIFICATION

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

SECTIONS 1, 2, 3 AND 4 -- INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS

SECTION 1. ACTIONS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

SECTION 3. RIGHT TO INDEMNIFICATION. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

SECTION 2 -- INDEMNIFICATION BY CORPORATION

     Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

OTHER INDEMNIFICATION

     There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

     The indemnity agreement between Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and its affiliate Merrill Lynch Life Agency, Inc. ("MLLA"), with respect to MLLA's general agency responsibilities on behalf of Merrill Lynch Life and the Contract, provides:

        Merrill Lynch Life will indemnify and hold harmless MLLA and all persons associated with MLLA as such term is defined in Section 3(a) (21) of the Securities Exchange Act of 1934 against all claims, losses, liabilities and expenses, to include reasonable attorneys' fees, arising out of the sale by MLLA of insurance products under the above-referenced Agreement, provided that Merrill Lynch Life shall not be bound to indemnify or hold harmless MLLA or its associated persons for claims, losses, liabilities and expenses arising directly out of the willful misconduct or negligence of MLLA or its associated persons.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional funds: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Tax-Exempt Fund; CMA Treasury Fund; CMA Multi-State Municipal Series Trust; The Corporate Fund Accumulation Program, Inc.; The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities; Merrill Lynch Trust for Government Securities; Municipal Income Fund; Municipal Investment Trust Fund; and The Municipal Fund Accumulation Program, Inc.


     Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional accounts: ML of New York Variable Annuity Separate Account A; ML of New York Variable Annuity Separate Account B; ML of New York Variable Annuity Separate Account C; Merrill Lynch Variable Life Separate Account; Merrill Lynch Life Variable Life Separate Account II; Merrill Lynch Life Variable Annuity Separate Account; Merrill Lynch Life Variable Annuity Separate Account A; Merrill Lynch Life Variable Annuity Separate Account B; ML of New York Variable Life Separate Account; ML of New York Variable Life Separate Account II and ML of New York Variable Annuity Separate Account.

     (b) The directors, president, treasurer and executive vice presidents of Merrill Lynch, Pierce, Fenner & Smith Incorporated are as follows:


  NAME AND PRINCIPAL
   BUSINESS ADDRESS            POSITIONS AND OFFICES WITH UNDERWRITER
  ------------------           --------------------------------------
E. Stanley O'Neal(1)     Director, Chairman of the Board and Chief Executive
                           Officer
Rosemary T. Berkery(1)   Executive Vice President
Thomas W. Davis(1)       Executive Vice President
Barry S. Friedberg(1)    Executive Vice President
Edward L. Goldberg(1)    Executive Vice President
James P. Gorman(1)       Executive Vice President
Jerome P. Kenney(1)      Executive Vice President
John A. McKinley(1)      Executive Vice President
Thomas H. Patrick(1)     Director and Executive Vice President
George A. Schieren(2)    Director, General Counsel and Senior Vice President
John C. Stomber(3)       Senior Vice President and Treasurer
Arshad R. Zakaria(4)     Executive Vice President


---------------

     (1) 4 World Financial Center, 32nd Floor, New York, NY 10080



     (2) 4 World Financial Center, 12th Floor, New York, NY 10080



     (3) 4 World Financial Center, 18th Floor, New York, NY 10080



     (4) 4 World Financial Center, 8th Floor, New York, NY 10080


     (c) Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


     All accounts, books, and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the depositor at the principal executive offices at 7 Roszel Road, Princeton, New Jersey 08540 and at the Service Center at 4804 Deer Lake Drive East, Jacksonville, Florida 32246.


ITEM 31. NOT APPLICABLE

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) Registrant undertakes to file a post-effective amendment to the Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communications affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

     (c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

     (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1998) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Merrill Lynch Life Variable Annuity Separate Account C, has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the Township of Princeton, State of New Jersey, on this 30th day of May, 2002.


                                           Merrill Lynch Life Variable
                                           Annuity
                                           Separate Account C
                                                   (Registrant)



Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President and General Counsel


                                           Merrill Lynch Life Insurance
                                           Company
                                                    (Depositor)



Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President and General Counsel



     As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2002.



                  SIGNATURE                                        TITLE
                  ---------                                        -----

                      *                        Director and Senior Vice President
---------------------------------------------
             Michael P. Cogswell

                      *                        Director and Chairman of the Board
---------------------------------------------
             H. McIntyre Gardner

                      *                        Director and Senior Vice President
---------------------------------------------
            Christopher J. Grady

                      *                        Director, President and Chief Executive
---------------------------------------------    Officer
             Nikos K. Kardassis

                      *                        Director, Senior Vice President, Chief
---------------------------------------------    Financial Officer and Treasurer
              Matthew J. Rider

         *By: /s/ BARRY G. SKOLNICK            In his own capacity as Director, Senior Vice
---------------------------------------------    President, and General Counsel, and as
              Barry G. Skolnick                  Attorney-In-Fact

                                  EXHIBIT LIST


      (3)      Form of Underwriting Agreement between Merrill Lynch Life
                Insurance Company and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.
      (9) Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered.
     (10) (a)  Written Consent of Sutherland Asbill & Brennan LLP.
          (b) Written Consent of Deloitte & Touche LLP, independent auditors.
     (13)      Schedule of Performance Computations.